Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

MARCH 30, 2021

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Public Offerings	4
Credit Facility	5
Normal Course Issuer Bid	5
Mineral Interests	6
Corporate Takeover of Mariana Resources	14
Listing on the New York Stock Exchange	14
Early Warrant Exercise Incentive Program	15
DESCRIPTION OF THE BUSINESS	15
Principal Product	16
Competitive Conditions	16
Operations	17
Risk Factors	21
Risks Relating to the Company	21
Risks Relating to the Mining Operations	30
TECHNICAL INFORMATION	37
CIM Standards Definitions	37
Santa Elena Mine, Mexico	47
Chapada Mine, Brazil	58
Cerro Moro Mine, Argentina	68
Hod Maden Project, Turkey	79
DIVIDENDS	93
DESCRIPTION OF CAPITAL STRUCTURE	93
Trading Price and Volume	94
Common Shares	94
Warrants	94
DIRECTORS AND OFFICERS	95
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	99
TRANSFER AGENT AND REGISTRAR	99
MATERIAL CONTRACTS	99
INTERESTS OF EXPERTS	99
AUDIT COMMITTEE	100
ADDITIONAL INFORMATION	102
SCHEDULE “A”	1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the aggregate value of Common Shares which may be issued by the Company pursuant to the ATM Program (as defined below), the Company’s expected use of the net proceeds of the ATM Program, the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: the impact of COVID-19 on the business, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined below) and royalties, as well as its future outlook and the Mineral Reserve (as defined below) and Mineral Resource (as defined below) estimates for the Santa Elena Mine (as defined below), Chapada Mine (as defined below), the Hod Maden Project (as defined below) and the Cerro Moro Mine (as defined below), production and cost estimates and expected plans with regard to certain assets of Mariana Resources (as defined below). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Currency Presentation and Exchange Rate Information

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“US Dollars”).

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2020, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
	2020	2019	2018
High	C$1.4496	C$1.3600	C$1.3642
Low	C$1.2718	C$1.2988	C$1.2288
Average	C$1.3415	C$1.3269	C$1.2957
Closing	C$1.2732	C$1.2988	C$1.3642

Commodity Price Information

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2020, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2020	2019	2018
High	$2,067	$1,546	$1,355
Low	$1,474	$1,270	$1,178
Average	$1,770	$1,393	$1,268
Closing	$1,891	$1,515	$1,282

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2020, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2020	2019	2018
High	$28.89	$19.31	$17.52
Low	$12.01	$14.38	$13.97
Average	$20.51	$16.21	$15.71
Closing	$26.49	$18.05	$15.47

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2020, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31
	2020	2019	2018
High	$3.61	$2.98	$3.33
Low	$2.09	$2.51	$2.61
Average	$2.80	$2.72	$2.96
Closing	$3.51	$2.79	$2.71

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. (“Premier Royalty”). Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has two principal wholly-owned subsidiaries; being: (1) Mariana Resources Limited (“Mariana Resources”), a wholly-owned subsidiary of the Company incorporated under the laws of Guernsey, and (2) Mariana Turkey Limited, a wholly-owned subsidiary of Mariana Resources Limited incorporated under the laws of Guernsey.

GENERAL DEVELOPMENT OF THE BUSINESS

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. Consistent with guidance from health authorities, the Company has implemented certain safety measures with respect to workplace management.

Due to the unknown long-term effects of the current global health pandemic, on March 19, 2020, Sandstorm Gold withdrew the Company’s 2020 production guidance. While some of the mines from which the Company received royalty revenue or gold ounces temporarily suspended operations in 2020, all mines that were temporarily suspended have now resumed operations.

Public Offerings

On March 1, 2019, the Company filed a short form base shelf prospectus (the “2019 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $200,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2019 Base Shelf Prospectus, including any amendments thereto, remained effective. The Company conducted no public financings pursuant to the 2019 Base Shelf Prospectus.

On April 20, 2020, the Company filed a new short form base shelf prospectus (the “2020 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $350,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2020 Base Shelf Prospectus, including any amendments thereto, remains effective.

On May 14, 2020, the Company filed a prospectus supplement to the 2020 Base Shelf Prospectus in Canada and the United States and established an At-the-Market equity program (“ATM Program”). The ATM program allows the Company to issue up to $140 million worth of Common Shares from treasury to the public from time to time at prevailing market prices through the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until May 20, 2022, unless all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents. To date, the Company has not utilized or sold any Common Shares under the ATM Program.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”, as amended from time to time). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. On February 7, 2013 (as amended from time to time), the Company entered into an amended and restated credit agreement and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $110.0 million. On December 20, 2017, the Company entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $150.0 million. On December 4, 2018, the Company entered into an amendment to the Second Amended and Restated Credit Agreement to increase the amount which the Company was permitted to borrow thereunder to up to $225.0 million. On September 4, 2019, the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to make housekeeping changes to the Credit Facility. On December 2, 2019, the Company entered into a Third Amendment to the Second Amended and Restated Credit Agreement for the primary purpose of upsizing the Credit Facility to $300 million by adding a $75 million accordion feature (the “Amended Revolving Loan”, as amended from time to time).

The term of the Amended Revolving Loan expires December 20, 2023, which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, Royal Bank of Canada and the Company. The Amended Revolving Loan is for general corporate purposes. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.422%-0.675% per annum, dependent on the Company’s leverage ratio. As at December 31, 2020, the Company was in compliance with its covenants and there was no balance drawn on or remaining outstanding under the Amended Revolving Loan.

Normal Course Issuer Bid

On April 5, 2018, the Company commenced a Normal Course Issuer Bid (“2018 NCIB”) in accordance with TSX rules and Canadian securities laws. Under the 2018 NCIB, the Company was entitled to purchase up to 9,191,777 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares as of March 19, 2018. The 2018 NCIB terminated on April 4, 2019. On April 5, 2019, the Company commenced a new Normal Course Issuer Bid (“2019 NCIB” in accordance with TSX Rules and Canadian securities laws. Under the 2019 NCIB, the Company was entitled to purchase up to 13 million Common Shares, representing 7.2% of the Company’s issued and outstanding Common Shares as of March 15, 2019. The 2019 NCIB terminated on April 4, 2020.

Pursuant to the 2019 NCIB, the Company purchased an aggregate of 4,599,020 Common Shares during the period January 1, 2020 to March 31, 2020 for aggregate consideration of: (i) $15,746,611 on the NYSE, the NYSE American LLC (the “NYSE American”) (prior to transfer to the NYSE on February 21, 2020) and alternate trading platforms in the United States of America; and (ii) C$10,844,860 on the TSX and alternative Canadian trading platforms and all of these 4,599,020 Common Shares were returned to treasury for cancellation by March 31, 2020.

On April 5, 2020, the Company commenced a new Normal Course Issuer Bid (the “2020 NCIB”, together with the 2018 NCIB and the 2019 NCIB, the “NCIB”) pursuant to which the Company was entitled to purchase up to 17,170,237 Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2020, after excluding those Common Shares held by the Company’s directors (“Directors”) and officers.

Pursuant to the 2020 NCIB, the Company purchased no Common Shares in 2020, but, since year-end to the date of this AIF, the Company has purchased a total of 800,366 Common Shares during 2021 for aggregate consideration of C$6,357,171 on the TSX and alternative Canadian trading platforms, and these 800,366 Common Shares have all been returned to treasury for cancellation. No Common Shares were purchased during this period on the NYSE and alternative trading platforms in the United States of America. The 2020 NCIB will terminate on April 5, 2021 and the Company has made application to the TSX for a new NCIB (the “2021 NCIB”) which will, subject to TSX approval, commence on April 7, 2021. Once the TSX has approved the new 2021 NCIB, the Company will publicly announce the details.

The NCIB provides the Company with the option to purchase its Common Shares from time to time. Purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE American or alternative trading platforms in the United States of America. In February 2020, the Company’s Common Shares were de-listed from the NYSE American and listed for trading on the NYSE. Purchases made by the Company over the NYSE American, the NYSE or such alternative trading platforms were made in compliance with applicable United States securities laws. All purchases under the NCIB are made at the market price of the Common Shares at the time of acquisition and are funded by the Company’s working capital. Decisions regarding purchases are based on market conditions, share price, best use of available cash, and other factors. All Common Shares acquired by the Company are cancelled.

The Company is prohibited from making purchases of Common Shares under the NCIB while sales of Common Shares are being made under the Company’s ATM Program as described above.

Mineral Interests

Aurizona Mine Royalties

In May 2015, the Company restructured an existing gold stream (“Aurizona Gold Stream”) which it had entered into in May 2009 with former Luna Gold Corp. (“Luna”) pursuant to which the Company was entitled to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), and the Company also amended the terms of the Company’s outstanding $23,730,306 loan to Luna (the “Luna Loan”). Under the terms of the restructuring, the Aurizona Gold Stream was terminated (effective September 30, 2015) and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a $30.0 million convertible debenture (the “Debenture”). The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. The Greenfields NSR covers approximately 190,000 – 220,000 hectares of greenfields exploration ground (“Aurizona Greenfields”) held by Luna and is a 2% net smelter return royalty. Luna has the right to purchase one-half of the Greenfields NSR for $10.0 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona Mine and Aurizona Greenfields.

A series of business combinations took place from 2016 to 2020 resulting in the formation of Equinox Gold Corp. (“Equinox”), in its current corporate state. Equinox is the successor to former Luna.

In 2017, the Company was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies. On March 31, 2017, the outstanding Luna Loan (plus accrued interest) was settled in the form of equity and the Company received an aggregate of 19,469,538 common shares and 8,516,642 share purchase warrants of one of these predecessor companies. In addition, on January 3, 3018, the Company sold approximately $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the Chairman of Equinox, consisting of approximately 4.0 million common shares of Equinox and $15.0 million principal amount of the Debenture. The sale of the Equinox securities to Mr. Beaty was planned as part of one of the Equinox business combinations completed in December 2017. On June 30, 2020, the Company received $10.4 million in cash from Equinox as the final Debenture payment. As a result, the Equinox Debenture has been fully repaid and no amounts under the Debenture remain outstanding.

The Aurizona Mine is located in Maranhão State in northern Brazil and is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are many mineralized bodies on the Aurizona property, but work to date has focused on the Piaba and Tatajuba deposits.

On July 2, 2019, Equinox announced that it had achieved commercial production at the Aurizona Mine effective July 1, 2019. On May 7, 2020, Equinox announced a positive Preliminary Economic Assessment for the development of an underground mine at Aurizona which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR at the project. The assessment outlines total underground production of 740,500 ounces of gold over a ten-year mine life. On May 12, 2020, Equinox announced a feasibility study on the Aurizona project, which was SEDAR filed by them on May 13, 2020, and included estimated Proven and Probable Mineral Reserves of 958,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 130,000 ounces. The Feasibility Study also included an updated Mineral Resource estimate whereby the total Measured & Indicated Resources (exclusive of Mineral Reserves) increased to an estimated 844,000 ounces contained in 16.0 million tonnes at 1.6 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground Mineral Resources).

Santa Elena Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest Mines Inc. (“SilverCrest”) to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) and the then prevailing market price per ounce of gold. SilverCrest was also developing an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”) and the Company had the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an inflationary adjustment) and the then prevailing market price per ounce of gold. In February 2014, Sandstorm Gold elected to exercise its right to purchase gold from the Santa Elena Underground Mine. For consideration, the Company made a $10.0 million payment to SilverCrest, plus per ounce payments equal to $350 until 50,000 ounces of gold had been delivered to the Company (inclusive of the ounces already received from the open-pit production). Once the 50,000 ounces were received, the ongoing per ounce payments increased to $450 (subject to an inflationary adjustment). For the entirety of 2020, the per ounce gold payments were $464.

NOTE: Effective October 1, 2015, First Majestic Silver Corp. (TSX:FR; NYSE:AG) (“First Majestic”) acquired all of the issued and outstanding shares of SilverCrest by way of plan of arrangement under the BCBCA and the Company’s rights under the Santa Elena Gold Stream remain intact.

For further details regarding the Santa Elena Mine, see “Technical Information – Santa Elena Mine, Mexico” below.

Ming Gold Stream

On March 4, 2010, the Company entered into an agreement (as amended) (the “Ming Gold Stream”) to purchase approximately 25% of the first 175,000 ounces of gold produced, and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”). For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in upfront payments. There are no ongoing per ounce payments required by the Company in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that the Company is entitled to purchase will be increased proportionately. Based upon 2019 metallurgical recoveries at the Ming Mine, the Company’s 2020 gold purchase entitlement was adjusted to 30%.

Black Fox Gold Stream

On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus Gold Corp. (“Brigus”) to purchase 12% of the life of mine gold produced from Brigus’ Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million in upfront payments plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum – the per ounce payments are currently $566) and the then prevailing market price per ounce of gold. Brigus had the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. In November 2012, Brigus partially exercised the Repurchase Option and paid the Company $24,396,668 which reduced the percentage of gold to be purchased by the Company from the Black Fox Mine to 8%. The Company also had the right to purchase, by remitting the per ounce payments (described above), 10% of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property. As a result of the partial exercise of the Repurchase Option by Brigus, the Company’s right to purchase 10% of the gold produced from the Black Fox Extension has been reduced to 6.3%.

NOTE: Effective March 5, 2014, Primero Mining Corp. acquired all of the issued and outstanding shares of Brigus by way of plan of arrangement under the Canada Business Corporations Act. On October 6, 2017, Primero sold the Black Fox Mine and associated assets to McEwen Mining Inc. (NYSE:MUX; TSX:MUX) (“McEwen”). The Company’s rights under the Black Fox Gold Stream remain intact.

Entrée Gold Stream

On February 14, 2013 (as amended February 23, 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (“Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

●	5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);
●	8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);
●	4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and
●	6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below). The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).

The amendment entered into on February 23, 2016 reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. Please note that the metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million). The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper. On February 14, 2013, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) whereby Sandstorm Metals purchased the copper portion of the Entrée Metal Credits Agreement (the “Copper Agreement”) from the Company in exchange for issuing $5.0 million in common shares of Sandstorm Metals to the Company. Upon receiving acceptance from the TSX Venture Exchange (the “TSXV”), Sandstorm Metals issued 1,113,333 (post-consolidation) common shares to the Company at a post-consolidation price of C$4.50 per share. As a result of the SND Arrangement described below in this AIF, Sandstorm Metals’ interest in the Entrée JV Project under the Copper Agreement has been added to the Company’s asset portfolio (see below under “Corporate Takeovers – 2013 – 2015”). The Company is not required to contribute any further capital, exploration or operating expenditures to Entrée.

The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia, and its project manager Rio Tinto plc (“Rio Tinto”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

Partnership with Franco-Nevada on the Karma Mine, West Africa

On August 11, 2014, the Company partnered with Franco-Nevada Corporation (TSX/NYSE:FNV) (“Franco-Nevada”) by entering into a $120.0 million gold stream agreement (the “True Gold Stream”) with True Gold Mining Inc. (“True Gold”) (TSXV:TGM) with respect to its open-pit heap leach Karma gold project located in Burkina Faso, West Africa (“Karma Mine”). In exchange for an initial $100.0 million in funding, True Gold is obligated to deliver 100,000 ounces of gold over five years (commencing March 31, 2016) (the “Delivery Period”). Thereafter, True Gold will deliver an amount of refined gold equal to 6.5% of the equivalent production at the Karma Mine for the life of the mine (the “Additional Period”). In addition, the Company and Franco-Nevada provided True Gold with an 18-month option to increase funding by up to $20.0 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, commencing 18 months from when the first tranche under the Increase Option is taken down (the “Increase Option Period”). During the Increase Option Period (which has now expired), in 2016, Franco-Nevada and the Company provided a one-time payment of $5.0 million under the Increase Option which reduced the eight quarterly deliveries to a total of 7,500 ounces of gold. The Company has fully funded the initial $25.0 million which it committed to True Gold and has also advanced $1.25 million under the Increase Option.

The True Gold Stream is syndicated between Franco-Nevada (as to 75%) and the Company (as to 25%) (the “Syndicate”). The Company’s 25% Syndicate position will result in True Gold delivering

5,000 ounces of gold to the Company each year during the Delivery Period, for a total of 25,000 ounces of gold. During the Additional Period, the Company’s share will be 1.625% of the gold produced at the Karma Mine. During each of the Delivery Period and the Additional Period, for each ounce of gold delivered, the Syndicate will make per ounce payments to True Gold equal to 20% of the market spot price for gold.

NOTE: Effective April 26, 2016, Endeavour Mining Corporation (TSX:EDV) (“Endeavour”) acquired all of the issued and outstanding shares of True Gold by way of plan of arrangement under the BCBCA and the Company’s rights under the True Gold Stream remain intact.

Multi-Asset Stream with Yamana Gold Inc.

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. (“Yamana”) that include production streams from up to five of Yamana’s projects (the “Yamana Transaction”). For upfront consideration of $152.0 million in cash (of which $148.0 million was paid on closing and $4.0 million was paid in April 2016) plus 15.0 million warrants of the Company (the “Yamana Warrants”), the Company received a silver stream (the “Silver Stream”) pursuant to a silver purchase agreement dated October 27, 2015 (the “Silver Purchase Agreement”) on the Cerro Moro development project in Argentina (the “Cerro Moro Mine”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, and a copper stream (the “Copper Stream”) on the operating Chapada mine in Brazil (the “Chapada Mine”) pursuant to a copper purchase agreement dated October 27, 2015 (the “Copper Purchase Agreement”) and a potential gold stream on the Agua Rica project in Argentina (the “Agua Rica Project”), at the Company’s sole option (the “Early Deposit Gold Stream”).

The Yamana Warrants had an exercise price of $3.50 and a term of five years expiring on October 27, 2020 and became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro mine. The Yamana Warrants were the subject of the Company’s Incentive Program and were fully exercised in April 2020. See “General Development of the Business – Early Warrant Exercise Incentive Program” in this AIF for details.

The Yamana Transaction provided the Company with asset diversification through the Silver Stream which includes production from the Chapada Mine, the Cerro Moro Mine, and the Minera Florida mine in Chile (the “Minera Florida Mine”), as well as the Copper Stream, and the Early Deposit Gold Stream. In addition, the projects underlying the Yamana Transaction are low cost, economically robust assets with significant exploration upside.

The Silver Stream

In exchange for $70.0 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Mine equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces), until Yamana has delivered 7.0 million ounces of silver to the Company; then 9% of the silver produced thereafter, for the life of the mine. The Company also agreed to purchase an amount of silver from the Minera Florida Mine and the Chapada Mine on an interim basis during the years 2016 through 2018, equal to: 38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from the Minera Florida Mine; and 52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from the Chapada Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver. On June 26, 2018, Yamana declared commercial production at the Cerro Moro Mine.

The Cerro Moro Mine is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Mine contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

The Copper Stream

In exchange for $70.0 million, pursuant to the Copper Stream, the Company agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds), until the Chapada Mine has delivered 39.0 million pounds of copper to the Company (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, the Chapada Mine has delivered 50.0 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the Chapada Mine. The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Company was provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

NOTE: On July 5, 2019, Yamana announced that it had sold the Chapada Mine to Lundin Mining Corporation (TSX:LUN) (“Lundin Mining”). The Company’s rights under the Copper Stream remain intact.

For details regarding the Chapada Mine, please see “Technical Information – Chapada Mine, Brazil” below.

The Early Deposit Gold Stream

In exchange for $12.0 million, $4.0 million of which was paid in April 2016 (the “Advance Payment”), the Company entered into an Early Deposit Gold Stream agreement on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of the Agua Rica Project has been completed, the Company may elect to make an additional advance payment equal to between $135.0 million and $225.0 million based on the following formula: $150,000 multiplied by the price of gold plus $7.5 million (the “Additional Advance Payment”). If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

The Agua Rica Project is a large-scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

On March 7, 2019, Yamana, Glencore International AG and Goldcorp Inc. (which was acquired by Newmont Corporation (“Newmont”) in April 2019) announced the signing of an integration agreement pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the province of Catamarca, Argentina. On December 18, 2020, Yamana announced the completion of the integration of the Agua Rica Project with the Minera Alumbrera Limited plant and infrastructure and stated that, going forward the integrated project will be known as the MARA project and that Yamana, Glencore International AG and Newmont have created a new joint venture for the purpose of developing the project.

Royalty Package from Teck Resources Limited

On January 19, 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company. As of the date of this AIF, all 52 of the royalties have been transferred to the Company.

The Teck Royalty Package currently consists of assets in North America (31), Asia (12), South America (6) and Europe (3) and includes producing assets (3), development-stage projects (8), advanced exploration-stage projects (5) and exploration-stage properties (36). Royalty counterparties include Barrick Gold Corporation, Glencore plc (“Glencore”), KGHM Polska Miedz SA, Newmont, Kinross Gold Corporation (“Kinross”), New Gold Inc. and Imperial Metals Corporation. The Teck Royalty Package includes the following key assets:

•	2.0% NSR royalty on the high-grade, exploration-stage Hod Maden project (formerly known as Hot Maden, the “Hod Maden Project”) located in Turkey, owned by Mariana Resources (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company;

•	2.0% NSR royalty on the development-stage Hackett River project (“Hackett River”) in Nunavut, Canada owned by a subsidiary of Glencore (the 2.0% NSR royalty covers 7,141 hectares of the Hackett River property, including the licenses where the Mineral Resources have been defined);

•	1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40.0 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) in Chile owned by Kinross;

•	2.0% NSR royalty on the development-stage Ivrindi project in Turkey owned by Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad Madencilik”) The Ivrindi royalty begins paying after 300,000 ounces have been produced; and

•	$10/ounce production royalty bonus, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the Ağı Dağı/Kirazli projects in Turkey owned by Alamos Gold Inc. (“Alamos Gold”) and payable by Newmont upon commencement of commercial production.

About the Hod Maden Project

The Hod Maden Project (gold-copper) is located approximately 20 kilometres southeast of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey. For further details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

About Hackett River

The Hackett River property is located in Nunavut, Canada, approximately 480 kilometres northeast of Yellowknife and 105 kilometres south-southwest of the community of Bathurst Inlet, which is located on the Arctic Ocean. Hackett River is a silver-rich volcanogenic massive sulphide project within an Archean greenstone belt and the property contains four massive sulphide deposits.

About Lobo-Marte

The Lobo-Marte project contains two epithermal gold deposits located in the Maricunga gold district of Chile. The resources are seven kilometres apart and are located 60 kilometres south of Kinross’s La Coipa mine, 100 kilometres east of the city of Copiapó.

About Aği Daği/Kirazli

The Ağı Dağı and Kirazli gold development projects are located in the Çanakkale Province of northwestern Turkey and are epithermal, high-sulphidation, disseminated gold systems.

Houndé Royalty

On January 17, 2018, the Company acquired a 2% net smelter returns royalty (“Houndé Royalty”) on the producing Houndé gold mine located in Burkina Faso in West Africa (“Houndé Mine”). Sandstorm Gold acquired the Houndé Royalty from Acacia Mining PLC (the previous owner of the Houndé Royalty) for $45.0 million in cash. The Houndé Royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. The Houndé Mine is 90% owned by Endeavour, through its 100% owned subsidiary Avion Gold (Burkina Faso) SARL.

Fruta del Norte Royalty

On January 18, 2019, the Company acquired a 0.9% net smelter returns royalty (“Fruta del Norte Royalty”) on the precious metals produced from the Fruta del Norte gold project located in Ecuador (“Fruta del Norte Mine”) owned by Lundin Gold Inc. (“Lundin Gold”). Sandstorm Gold acquired the Fruta del Norte Royalty from a private third party for $32.8 million in cash. The Fruta del Norte Royalty covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold, and includes an additional one-kilometre area of interest around the property. The Fruta del Norte Mine’s average annual production is expected to exceed 300,000 ounces of gold per year over the first 13 years of operation and current reserves support a 15-year initial mine life.

On February 20, 2020, Lundin Gold announced that it had achieved commercial production at the Fruta del Norte Mine and that they were ramping up to nameplate production and optimization. Subsequently, on March 22, 2020, Lundin Gold announced that, in consultation with the Government of Ecuador, it had temporarily suspended operations at the Fruta del Norte Mine due to growing concerns regarding the spread of COVID-19 in the country. On July 5, 2020, Lundin Gold announced that they had restarted operations at the Fruta del Norte Mine. On December 8, 2020, Lundin Gold announced that they are focusing on a mine and mill throughput expansion at the Fruta del Norte Mine from 3,500 to 4,200 tonnes per day (i.e. a 20% increase), with potential for this increased throughput to become effective in 2021.

Relief Canyon Gold Stream

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corporation (“Americas Gold”) which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, USA. (“Relief Canyon” or the “Relief Canyon Mine”), a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm Gold is entitled to receive 32,022 ounces of gold over a 5.5 year period beginning in April 2020 (the “Fixed Deliveries”). Under certain conditions, the starting date under the Fixed Deliveries may be extended by up to six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced (the “4% Stream”) from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm Gold will also receive a 1.4%–2.8% NSR (the “Relief Canyon NSR”) on the area surrounding the Relief Canyon Mine. As at December 31, 2019, the Company had remitted the full $25 million precious metal stream advance.

Americas Gold may elect to reduce the 4.0% Stream and the Relief Canyon NSR on the Relief Canyon Mine by delivering 4,000 ounces of gold to Sandstorm Gold (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the Relief Canyon NSR will decrease to 1.0%.

The Relief Canyon Mine is a past producing open pit mine located in Nevada at the southern end of the Pershing Gold and Silver Trend. As reported by Americas Gold on April 3, 2019, based on the Feasibility Study filed by Pershing Gold Corporation on July 11, 2018, the Relief Canyon Mine is expected to have an average life of mine production of approximately 91,000 ounces of gold per year over a 5.6 year mine life. On February 18, 2020, Americas Gold announced that it had poured first gold in February 2020. On January 11, 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine effective January 11, 2021 and that full ramp-up from the operation was targeted by mid-May 2021.

Corporate Takeover of Mariana Resources

The Acquisition

In July 2017, the Company acquired 100% of the issued and outstanding common shares of Mariana Resources (“Mariana Shares”) on the basis of 0.2573 of a Common Share and 28.75 British pence in cash for each outstanding Mariana Share (other than Mariana Shares already owned by the Company), by way of a court sanctioned scheme of arrangement under part VIII of The Companies (Guernsey) Law, 2008 (as amended) (the Mariana Arrangement”). Post closing, all outstanding Mariana stock options and warrants are exercisable for Common Shares and each holder will receive 0.3487 of a Common Share upon exercise. The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the Mariana Arrangement, which is available under the Company’s profile on SEDAR.

Business of Mariana Resources

Mariana Resources was an exploration and development company with an extensive portfolio of gold, silver, and copper projects in Turkey, South America, and Cote d’Ivoire. The Company has divested itself of most of these assets but has retained NSRs and has taken equity in the dispositions. Mariana’s most advanced asset is the Hod Maden Project (gold-copper) which is located in the Artvin Province, northeastern Turkey, and is owned by Mariana Resources (as to 30%) and its Turkish partner Lidya (as to 70%) through their Turkish subsidiary company, with Lidya being the operator. The Hod Maden Project is an anchor asset which is expected to increase the Company’s attributable gold equivalent ounces to approximately 125,000 in 2024.

For further details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

Listing on the New York Stock Exchange

On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE. The Company’s existing trading symbol remained “SAND”.

Early Warrant Exercise Incentive Program

On March 2, 2020, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 15 million outstanding and unlisted share purchase warrants having an exercise price of $3.50 (“Exercise Price”) and expiring on October 27, 2020 (the “Warrants”). The Warrants were issued in connection with the Company’s acquisition of certain silver, copper and gold streams from Yamana in 2015. The Incentive Program was designed to encourage the early exercise of the Warrants during an early exercise period which commenced on April 16, 2020 and terminated on April 27, 2020 (the “Incentive Period”). The Company incentivized the early exercise of the Warrants by offering a reduction in the Exercise Price from $3.50 to $3.35 to holders of the Warrants (the “Warrantholders”) who exercise the Warrants during the Incentive Period. The Directors approved the terms of the Incentive Program and the submission of the program to shareholders of the Company for their approval at the Company’s shareholder meeting held on April 15, 2020. The Incentive Program was subject to the receipt of all required regulatory approvals and consents, including approval by a simple majority of the “disinterested shareholders” (being those shareholders who did not own Warrants) and the TSX. None of the Directors or other insiders of the Company held any of these Warrants. The TSX and the shareholders approved the Incentive Program, all of the Warrantholders exercised their Warrants during the Incentive Period, and the Company received gross proceeds of $50.25 million.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).

Sandstorm Gold is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

Sandstorm Gold currently has a portfolio of 200 Streams, NSRs and other royalty agreements and interests of which 24 of the underlying mines are producing. The gold and other interests (including but not limited to its 30% interest in the Hod Maden Project) currently owned by the Company are collectively referred to herein as the “Mining Operations”.

The following table summarizes the attributable gold equivalent ounces sold and the respective revenue received by the Company from each of its producing interests for the year ended December 31, 2020:

Property	Product	Attributable Gold Equivalent Ounces Sold (1)	Sales & Royalty Revenue ($000s)
Aurizona Mine	gold	4,958	8,850
Black Fox Mine	gold	2137	3,693
Bracemac-McLeod (2)	various	1,634	2,946
Chapada Mine	copper	5,585	9,904
Diavik Mine	diamonds	1,489	2,716
Fruta del Norte Mine	gold	1,815	3,302
Houndé Mine	gold	4,874	8,740
Karma Mine	gold	4,584	8,184
Ming Mine	gold	469	835
Relief Canyon Mine	gold	3,819	7,096
Santa Elena Mine	gold	5,526	9,749
Yamana silver stream	silver	10,912	19,199
Other Royalties (3)	various	4,374	7,811
Total		52,176	93,025
(1)	Please refer to the section on non–IFRS and other measures in the Company’s MD&A for the year ended December 31, 2020.
(2)	Royalty revenue from Bracemac-McLeod consists of $1.4 million from copper and $1.5 million from zinc.
(3)	Includes royalty revenue from gold of $7.3 million and other base metals of $0.5 million.

Further information regarding purchase and other agreements entered into by the Company in respect of its material Streams, NSRs and other royalties can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Streams and royalty opportunities. The ability of the Company to acquire additional Streams and royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar Streams and royalty agreements. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold, silver and copper pursuant to the Streams described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 23 employees. No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines in Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Turkey, Sweden, Australia and Canada. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Social, Environmental and Other Key Policies

The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).

Indirect Exposure

Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Sandstorm Gold’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of Streams and royalties, of which over 20 are generating cash flow to the Company. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio of streams and royalties, indicating a clear diversification benefit to Sandstorm Gold’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.

While the Company does not control or influence the operations of any of the properties over which it has a Stream or royalty or other interest, the Company recognizes that its financial investments may contribute to ESG factors. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once a Sandstorm Gold investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner. The Company’s management team use a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, Sandstorm Gold benefits from the experience and expertise of its Board of Directors. Where appropriate, the Company’s due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company will determine if an investment should be made based on overall criteria, including ESG factors. The Company routinely engages third-party experts to assist in the evaluation of new investments, which include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and governance consultants for the purpose of assessing political, environmental, social, legal, technical and regulatory issues in applicable jurisdictions and the operator’s management of the same. After making an investment, the Company monitors the ESG performance of its counterparties on an ongoing basis. Where applicable, the Company reviews the corporate and social responsibility reports that are published by its Stream and royalty partners and the Company closely monitors and relies on all public disclosures of our operators. Sandstorm Gold endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

Direct Exposure

The Company has policies and programs in place to manage the ESG risk factors that are directly related to the Company. The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company also seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.

The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a small workforce of full-time employees. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada. Within the office, the Company has a composting and recycling program.

To further demonstrate the Company’s commitment to corporate sustainability, it joined the United Nations Global Compact in February 2020. As a participant, the Company has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take actions that support broader UN goals, including the Sustainable Development Goals.

An extensive discussion on these and related matters can be found on the Company’s website at www.sandstormgold.com.

Key Policies and Committees

HEALTH & SAFETY - The Company has implemented a Health and Safety Policy which provides a guiding framework for ensuring a safe workplace for its employees. The aim of the policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Sandstorm Gold has had no workplace injuries, occupational diseases or work-related fatalities since it began operations.

WORKPLACE BULLYING & HARASSMENT – The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has established a Workplace Bullying and Harassment Policy and a set of

reporting/investigation procedures for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

DIVERSITY - The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from employee and board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures and differences that employees possess.

COMPENSATION AND BENEFITS - The Company offers comprehensive compensation and benefits packages and broad-based professional development and training opportunities for its employees. Sandstorm Gold provides a fair living wage to all employees. The following principles guide the Company’s overall compensation philosophy. All Company employees receive a base salary and are considered for incentive bonus compensation annually, at the Board of Directors’s discretion. Stock-based compensation, extended health benefits, dental benefits and health and wellness benefits are also provided to all staff. Professional development and training opportunities that are relevant to an employee’s role are encouraged and are reimbursed by the Company. Sandstorm Gold also encourages its employees to volunteer and support charitable causes. A charitable donation matching program has been instituted for all employees.

CODE OF BUSINESS CONDUCT & ETHICS - The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board of Directors intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Board of Directors encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov.

ANTI-CORRUPTION - The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity.

WHISTLEBLOWER - The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. No complaints were received through the Whistleblower hotline in 2020.

DISCLOSURE - The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner.

STOCK TRADING - The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction.

STOCK OWNERSHIP - The Company’s Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of the Company’s executives and non-employee members of the Board of Directors with those of the Company’s shareholders. In this regard, the Company has adopted a Stock Ownership Guidelines Policy, which provides guidelines for minimum stock ownership.

CLAWBACK POLICY - The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING - The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board of Directors believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY – The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

AUDIT COMMITTEE - The primary function of the Company’s Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders. The Audit Committee also oversees the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, governance best practices. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance Sandstorm Gold’s performance, to assess and make recommendations regarding the Board of Directors effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors.

COMPENSATION COMMITTEE - The Company’s Compensation Committee has been established by the Board of Directors to assist the Board of Directors with ensuring that the Company has a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The terms of reference for each of the Corporate Governance & Nominating Committee and the Compensation Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.sandstormgold.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule A.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Streams, royalties and other metals interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit and financial markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, Europe and other industrialized or developing countries, or disruption in key sectors of the economy, may adversely affect the Company’s business. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations, including by the COVID-19 Pandemic, whether those effects are Local, Nationwide or Global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date, there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s streams and royalties, on the operations of its partners, on its employees and on global financial markets.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19 pandemic as discussed above. A significant outbreak or continued outbreaks of COVID-19, its variants and other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other commodities produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations. The Company is not directly involved in the ownership or operation of mines (other than Hod Maden, which is owned as to 30% by Mariana Resources) and has no contractual rights relating to the operation or development of the Mining Operations.

Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

If ESG information provided to the Company by third parties (before and/or after entering into a transaction to acquire a Mining Operation) contained or contains material inaccuracies or omissions, the Company’s conclusions in this regard may be inaccurate. Furthermore, some of the Mining Operations acquired by the Company through the takeover of other companies or in the normal course of business may not have undergone the Company’s typical ESG risk assessment procedures.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Streams and royalties from third party natural resource companies or third-party individuals. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Streams and NSR and other royalty agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and other royalty agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

In particular, the price of the Common Shares and the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Streams or royalties. As the Credit Facility is secured against the Company’s assets, to the extent that the Company defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Common Shares and the Company’s financial results.

In addition, the termination of one or more of the Company’s Stream, royalty or other interests could have a material adverse effect on the results of operations or financial condition of the Company.

Joint Operations Risks

The Company holds a 30% interest (through Mariana Resources) in the Hod Maden Project, with the remaining interest held by Lidya, as a joint operation, of which the Company is not the operator and the Company’s interest in the Hod Maden Project is subject to the risks normally associated with the conduct of joint ventures or joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through the joint arrangement, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: disagreements with the partner on how to develop and operate the Hod Maden Project efficiently; inability to exert influence over certain strategic decisions made in respect of the Hod Maden Project; inability of our operating partner to meet its obligations to the joint operation or third parties; and litigation with our partner regarding joint operation matters. The success of any joint operation will be dependent on the operator for the timing of activities related to the Hod Maden Project and the Company will be largely unable to direct or control the activities of the operator. The Company is subject to the decisions made by the operator in the operation of the Hod Maden Project and will rely on the operator for accurate information about the Hod Maden Project. The Company can provide no assurance that all decisions of the operator will achieve the expected goals.

In addition, Turkey may become subject to sanctions, which sanctions may adversely impact the Company’s interest in the Hod Maden Project or may have adverse consequences in seeking equity or debt financing.

Taxes Risk

The Company has subsidiary companies in the United States, Argentina and Turkey which own the rights to certain NSR royalties in those jurisdictions. In addition, in the future, the Company may create subsidiary companies in other jurisdictions in the world which may, in turn, own rights to certain Streams and royalties. The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Argentina, Turkey and the United States or any of the countries in which the Mining Operations are located or to which shipments of gold or other precious metals are made or originated from, could result in an increase in the Company’s taxes, or other governmental charges, duties, withholding taxes or impositions.

The Company’s prior years’ Canadian tax returns may be subject to audit by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favourably. The CRA completed an audit of certain of the Company’s tax returns for the period 2009 to June 2015 and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments.

The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are, therefore, subject to Canadian tax.

No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws, rules or regulations will not be changed, interpreted or applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Streams or royalties less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Streams and royalty agreements.

Indebtedness Risk

The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the Company’s business, financial condition and results of operations and the trading price of the Common Shares.

As at December 31, 2020, the Company was in compliance with its covenants and there was no balance drawn on the Credit Facility.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Also, if these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade and other receivables, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2020, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper or other commodities (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

In the event that the prevailing market price of the Metals is at or below the price at which the Company can purchase such commodities pursuant to the terms of its agreements associated with these Metals interests, the Company will not generate positive cash flow or earnings on those agreements. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation in revenue from those projects and the Company might not be able to recover its initial investment in these Streams and royalties.

Furthermore, the price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stock held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Competition

The Company competes with other companies for Streams, royalties and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Streams, royalties or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Streams, royalties or similar transactions. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Streams, royalties and similar transactions in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Equity Price Risk

As at December 31, 2020, the Company held shares, convertible debentures, warrants and investments of other exploration and mining companies with a combined fair market value as at December 31, 2020 of $46.9 million. As at December 31, 2020, the Company also held shares of Entrée with a market value of $17.8 million, which are classified as an investment in associate and accounted for using the equity method.

The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices and the volatility in global markets as a result of COVID-19. Based on the Company’s investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.4 million and other comprehensive income by $2.8 million.

Conflicts of Interest

Certain of the Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such Directors and officers to be in a position of conflict. Any decision made by any of such Directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Directors is required to declare and refrain from voting on any matter in which such Directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

For details concerning the Company’s ATM Program, please see “General Development of the Business – Public Offerings” above.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, the Company's internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the year ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly, there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, the Company expects that this will result in increased costs at some of the Mining Operations. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

●	sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets;

●	extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

●	resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving and becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There is no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of the Company’s operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the mines, the Company’s reputation and could adversely affect the Company’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the Company expects that increased government regulation will result in increased costs at some of the Mining Operations if the current regulatory trend continues. All of the Company’s mining interests are exposed to climate–related risks through the operations at the mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for Mineral Resources and Mineral Reserves presented in this AIF and derived from the technical reports (and/or the AIFs of the respective operators, where appropriate), filed in respect of the Santa Elena Mine, Chapada Mine, Hod Maden Project and the Cerro Moro Mine are estimates only and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated Mineral Reserves and/or Mineral Resources.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of inferred Mineral Resources, there is no assurance that inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable Mineral Reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their Mineral Reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected encumbrances or defects or government actions. If any claim or challenge is made regarding title, the mining companies may be subject to monetary claims or be unable to develop or operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

Off-take Agreements

Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third- party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third-party processor. The off-take agreement establishes the price paid for the metals. The third-party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third-party processor. Such a form of agreement will streamline the payment process as between the third-party processor and Rambler, and the third-party processor and the Company. If Rambler (on behalf of the Company) and the third-party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third-party processor under the existing off-take agreement.

International Interests

The operations with respect to the Company’s gold and other precious metals interests are conducted in Canada, Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Turkey, Sweden and Australia and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism (including narcoterrorism), international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in the Hod Maden Project if sanctions are imposed on Turkey or Lidya and its related entities.

The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm Gold entered into a Stream) has payables which could be in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency and loss of any rights to the Serra Pelada Mine. The Company has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda. Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm Gold. Sandstorm Gold intends on defending itself as it believes the case is without merit.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources set forth below for the Santa Elena Mine, Chapada Mine, the Hod Maden Project and the Cerro Moro Mine have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral

Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions used in NI 43-101 are incorporated by reference from the CIM Standards. United States reporting requirements are currently governed by the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources”, “Indicated Mineral Resources”, “Measured Mineral Resources” and “Mineral Resources” used or referenced in this AIF are Canadian mining terms as defined in NI 43-101, and these definitions differ significantly from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category without further work and analysis under applicable requirements. Under Canadian rules and regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable. Further, “Inferred Mineral Resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “Inferred Mineral Resources” exist. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the projects or mines relating to which the Company has MATERIAL Streams/royalty agreements or other interests, adjusted to reflect the Company’s percentage entitlement to gold, silver and copper produced from such projects or mines, as of December 31, 2020, unless otherwise noted. The tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

attributable Proven and Probable MINERAL Reserves

(As of DECEMBER 31, 2020, unless otherwise noted)

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 15)	163.8	1.57	8,300.0	380.0	1.34	16,300.0	543.8	1.41	24,600.0
Santa Elena Mine - Leach Pad (1 - 15)	-	-	-	179.6	0.64	3,700.0	179.6	0.64	3,700.0
Hod Maden Project (37 - 51)	1,346.7	8.60	373,974.0	1,516.9	9.10	445,252.0	2,863.7	8.90	819,226.0
TOTAL CONTAINED GOLD:	1,510.5		382,274.0	2,076.5		465,252.0	3,587.1		847,526.0

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)	Kt	(%)	(Million of pounds)
Chapada Mine (16 - 28)	10,343.0	0.24	54.0	4,793.0	0.22	23.0	15,136.0	0.23	77.0
Hod Maden Project (37 - 51)	1,346.7	1.40	40.85	1,516.9	1.40	48.5	2,863.7	1.40	89.3
TOTAL CONTAINED COPPER:	11,689.7		94.85	6,309.9		71.5	17,999.7		166.3

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(K ounces)	kt	(grams per tonne)	(K ounces)	Kt	(grams per tonne)	(K ounces)
Cerro Moro Mine (29 - 36)	60.0	390.0	750.0	244.0	460.0	3,611.0	304.0	446.3	4,361.0
TOTAL CONTAINED SILVER:	60.0		750.0	244.0		3,611.0	304.0		4,361.0

attributable Measured AND Indicated MINERAL Resources

(As of DECEMBER 31, 2020, unless otherwise noted)

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 15)	151.4	2.19	10,800.0	410.1	1.58	20,900.0	561.5	1.75	31,700.0
Santa Elena Mine – Leach Pad (1 - 15)	-	-	-	183.7	0.74	4,400.0	183.7	0.74	4,400.0
TOTAL CONTAINED GOLD:	151.4		10,800.0	593.8		25,300.0	745.2		36,100.0

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Hod Maden Project – Main Area (37 - 51)	1,453.8	9.6	448,761.0	1,415.2	9.8	445,947.0	2,869.0	9.7	894,832.0
Hod Maden Project - South Area (37 - 51)	-	-	-	791.9	3.5	89,121.0	791.9	3.5	89,121.0
TOTAL CONTAINED GOLD:	1,453.8	9.6	448,761.0	2,207.1	7.5	535,068.0	3,660.9	8.4	983,953.0

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)
Chapada Mine (16 - 28)	11,142.0	0.24	59.0	9,557.0	0.22	47.0	20,700.0	0.23	106.0
TOTAL CONTAINED COPPER:	11,142.0		59.0	9,557.0		47.0	20,700.0		106.0

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)
Hod Maden Project – Main Area (37 - 51)	1,453.8	1.5	48.1	1,415.2	2.0	62.4	2,869.0	1.8	110.5
Hod Maden Project - South Area (37 - 51)	-	-	-	791.9	0.3	5.2	791.9	0.3	5.2
TOTAL CONTAINED COPPER:	1,453.8	1.5	48.1	2,207.1	1.4	67.6	3,660.9	1.5	115.7

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(K ounces)	kt	(grams per tonne)	(K ounces)	kt	(grams per tonne)	(K ounces)
Cerro Moro Mine (29 - 36)	9.0	202.4	61.0	78.0	274.6	687.6	87.0	266.9	748.0
TOTAL CONTAINED SILVER:	9.0		61.0	78.0		687.6	87.0		748.0

ATTRIBUTABLE INFERRED MINERAL RESOURCES

(AS OF DECEMBER 31, 2020, UNLESS OTHERWISE NOTED)

Property	Inferred
	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 15)	281.7	1.21	11,100.0
Hod Maden Project – Main Area (37 - 51)	140.4	1.6	7,223.0
Hod Maden Project – South Area (37 - 51)	130.6	3.0	12,598.0
TOTAL CONTAINED GOLD:			30,921.0

Property	Inferred
	Tonnage	Grade	Contained
	kt	(%)	(Millions of pounds)
Chapada Mine (16 - 28)	2,566.0	0.22	12.4
Hod Maden Project – Main Area (37 - 51)	140.4	1.0	3.1
Hod Maden Project – South Area (37 - 51)	130.6	0.3	0.9
TOTAL CONTAINED COPPER:			16.4

Property	Inferred
	Tonnage	Grade	Contained
	kt	(grams per tonne)	(K ounces)
Cerro Morro Mine (29 - 36)	190.0	129.8	791.0
TOTAL CONTAINED SILVER:			791.0

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the NI 43-101.

Santa Elena Mine

(1)	The qualified person under NI 43-101 (”QP”) for the technical information regarding the Santa Elena Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Ramon Mendoza Reyes, P. Eng., Vice President of Technical Services for First Majestic. All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.
(2)	Metal prices considered for Mineral Resource estimates was $1,450 per ounce gold and for Mineral Reserve estimates was $1,350 per ounce gold.
(3)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution ranges between 30% and 60%. Mining recovery is estimated at 95%.
(4)	Underground Mineral Reserves are based on a cut-off grade ranging between 115 and 180 grams per tonne and are based on actual and budgeted operating and sustaining costs.
(5)	Underground Mineral Resources are based on a cut-off grade of 105 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein and 115 grams per tonne silver equivalent for extraction by cut and fill in narrow veins. These cut-off grades are based on actual and budgeted operating and sustaining costs and metallurgical recoveries and payable terms.
(6)	A two-step constraining approach has been implemented to estimate Mineral Reserves for each mining method in use: a General Cut-Off Grade was used to delimit new mining areas that will require development of access and infrastructure and all sustain ing costs. A second Incremental Cut-Off Grade was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.
(7)	Cut-off grades considered for leach pad ore was 75 grams per tonne silver equivalent (Mineral Resources) and 85 grams per tonne silver eqivalent (Mineral Reserves) and are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(8)	Metallurgical recovery used was 94.2% for gold.
(9)	Metal payable used was 99.8% for gold.
(10)	Totals may not add up due to rounding.
(11)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(12)	Tonnage is expressed in thousands of tonnes, metal content is expressed in ounces.
(13)	The Company’s Santa Elena stream does not include an interest in Ermitaño.
(14)	Calculated on the basis of the Company’s 20% Santa Elena Gold Stream, which does not include any interest in Ermitaño.
(15)	The Santa Elena Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2019.

Chapada Mine

(16)	The QP for the technical information regarding the Chapada Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources as detailed above, is Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold.
(17)	Mineral Reserves long-term price assumption is $1,300 per ounce gold and $3.00 per pound copper. Mineral Resources long-term price assumption is $1,495 per ounce gold and $3.45 per pound copper.
(18)	Mineral Resources at the Chapada Mine are constrained by an optimized pit.
(19)	Chapada copper/gold Mineral Resources are estimated at a variable NSR marginal cut-off value of $4.08/tonne. Mineral Reserves for the open pit are estimated at an NSR cut-off value of $4.73/tonne.
(20)	Chapada copper/gold Mineral Resources include resource estimates for Cava Central/SW, Corpo Sul, Sucupira, Baru and Santa Cruz.
(21)	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.
(22)	Mineral Resources reported above are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(23)	Totals may not add up due to rounding.
(24)	The Company’s portion of the attributable Mineral Resources, Mineral Reserves and Inferred Mineral Resources set out above have been calculated internally by the Company due to the complex nature of the terms of the Copper Stream.
(25)	The Company’s Copper Stream does not include any interest in the Suruca zones at the Chapada Mine and accordingly no Mineral Reserves/Mineral Resources or other details for the Suruca zones have been included in the calculations above.
(26)	Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(27)	The Chapada Mine Mineral Reserves and Mineral Resources are reported as of June 30, 2020.
(28)	Sandstorm Gold Attributable Reserves and Resources are calculated using a weighted average Royalty interest calculated over our life of mine model.

Cerro Moro Mine

(29)	The QP for the technical information regarding the Cerro Moro Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana.
(30)	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.
(31)	The gold price and silver price considered for Mineral Reserves and Mineral Resources was $1,250 per ounce and $18.00 per ounce, respectively. For the Mineral Reserves, the NSR open pit cut-off is at 123 $/ton and the underground NSR cut-off is at 215 $/ton. For the Mineral Resources, the NSR open pit cut-off is at 92.25 $/ton and the underground NSR cut-off is at 161.25 $/ton. Metallurgical recoveries average 95% for gold and 93% for silver. The heap leach resource is reported at an NSR open pit cut-off of 26 $/ton and the underground NSR cut-off is at 95 $/ton. Constrained in optimized stopes and pit shells.
(32)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(33)	All Mineral Resources are reported inclusive of Mineral Reserves.
(34)	Totals may not add up due to rounding.
(35)	The Company’s portion of the attributable Mineral Resources, Mineral Reserves and Inferred Mineral Resources set out above have been calculated internally by the Company due to the complex nature of the terms of the Silver Stream.
(36)	The Cerro Moro Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2020.

Hod Maden Project

(37)	The QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Resource estimates as detailed above, is Rodney Webster, M.AIG, Principal Geologist for AMC Consultants Pty Ltd (“AMC”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.

(38)	The second QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Reserve estimates as detailed above, is Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC.
(39)	Mineral Resources are based on a cut-off grade of 2.0 grams per tonne gold equivalent. The Mineral Reserves estimation was carried out using a cut-off grade of 2.6 grams per tonne gold equivalent and a mining recovery of 95%.
(40)	Mineral Resources and Mineral Reserves metal prices: $1,250 per ounce gold and $3.00 per pound copper.
(41)	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(42)	No allowance has been made for any previous mining.
(43)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(44)	The South Area is defined as being south of 4,542,025 mN.
(45)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(46)	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
(47)	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
(48)	Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.
(49)	Totals may not add up due to rounding.
(50)	Calculated on the basis of the Company’s 30% interest plus its 2% NSR for a total of 31.4%.
(51)	The Hod Maden Project Mineral Reserves and Mineral Resources are reported as of May 31, 2018.

Each of the below described mines or projects are considered to be material mineral properties to the Company.

Santa Elena Mine, Mexico

A technical report was prepared for SilverCrest (now First Majestic) in accordance with NI 43-101 entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, and re-addressed to First Majestic on October 1, 2015, having an effective date of December 31, 2014 (the “Santa Elena Report”).

The following description of the Santa Elena Mine has been sourced, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena Mine. The Santa Elena Report is available for review under First Majestic’s profile on the SEDAR website located at www.sedar.com.

Information in this section that provides non-material updates to the information in the Santa Elena Report has been provided by First Majestic and/or has been sourced from their Annual Information Form dated March 30, 2020 for the year ended December 31, 2019 (“First Majestic AIF”) and their MD&A for the year ended December 31, 2020, both as filed by First Majestic on SEDAR.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Santa Elena Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2019 has been sourced from the First Majestic AIF.

Project Description, Location and Access

The Santa Elena Mine is in Sonora State, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi.

The Santa Elena Mine is an underground (and formerly open pit) gold and silver mine which the was acquired in 2015. The mine is owned and operated by First Majestic’s wholly-owned indirect subsidiary, Nusantara de México, S.A. de C.V. (“Nusantara”).

The Santa Elena Mine consists of seventeen contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,656 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of First Majestic, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017. There are no underlying royalties related to these concessions.

The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date. Surface rights are sufficient to support operations including the processing plant installations, tailings storage, and other mine operations requirements.

In 2014, two option agreements were entered into with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering a total of 38,786 hectares, named the Ermitaño group of two concessions and the Cumobabi group of six concessions. The Ermitaño and Cumobabi option agreements have been exercised and First Majestic owns 100% of both projects. In connection with the exercise, First Majestic made a $1.5 million cash payment to Evrim and has granted to Evrim, per the original 2014 option agreements, a 2% NSR in the case of the Ermitaño project and a 1.5% NSR in the case of the Cumobabi project.

The Ermitaño project is located partly on private land and partially within Ejido property. First Majestic has lease agreements in place covering 680 hectares of private land and entered an agreement with the Ejido in 2018 covering 600 hectares.

In December 2016, an option agreement was entered into with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena Mine. In exchange, First Majestic agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.7 million has been paid and $0.7 million in December 2020. As at December 31, 2019, First Majestic had incurred $0.9 million in exploration costs on the property.

Pursuant to the Santa Elena Gold Stream, 20% of the gold production is forward sold to the Company.

Assessibility, Local Resources, Infrastructure and Physiography

The Santa Elena Mine can be accessed year-round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

The Santa Elena Mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, an open pit mine (depleted in April 2015), a 3,000 tonnes per day dynamic cyanide leaching plant followed by Merrill-Crowe processing, a waste dump with the estimated permitted capacity of 35 million tonnes, a fine (3-stage) crushing circuit, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for a 100–year rain event, a Merrill-Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, powder magazines, diesel generators, and all required piping, power and security.

The material on the existing heap leach area is being reprocessed. The heap leach area also provides adequate space for re-handling of the tailings from the dynamic leaching plant prior to transport to the dry stack tailings area. Once the heap leach material is depleted, space will be available for future uses such as a possible location for dry-stack tailings.

In January of 2012, the expansion of Santa Elena from an open pit heap leach operation to an underground mill operation was commenced with groundbreaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility, and underground development to approximately the 520-metre elevation. Santa Elena is located in the foothills of a north-south trending mountain range. This foothills area provides ample space for all required facilities and potential for future expansion.

As of December 31, 2014, all transition projects had been fully constructed, commissioned and commercial production commenced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, crushing equipment, heap leach pads and solution collection ponds.

Water for Santa Elena is available from two wells which were installed and tested in 2009 and 2011. The mine site has adequate water supply for operations. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena mining operation. Additional power for the mining operation is provided by onsite diesel generators. Provision of grid power would require permitting and a significant capital expenditure.

History

Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property, but no records are available for this drilling. During the early 1980’s, Tungsteno de Baviacora (“Tungsteno”) mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program.

SilverCrest acquired the Santa Elena Mine in December of 2005 and started commercial production of gold and silver from the Santa Elena pit in July 2011 and the open pit Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena Mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Santa Elena mine is located in the northwest trending continental arc related Sierra Madre Occidental volcanic rocks that extend 1,200 kilometres from Guadalajara to the US-México border. The continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene and was followed by E-W directed extension between late Eocene to the early Oligocene. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north-north-west striking normal faults. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. Emplacement of these systems has been influenced by Eocene extension.

Local and Property Geology

The primary rock types observed at Santa Elena are Tertiary andesite and rhyolite flows. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres and averaging approximately 15 metres and narrowing with depth. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone. Breccias are found locally at areas of fault intersections.

Interpretation from surface, open put and underground mapping and drillhole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Mineralization

Mineralization at Santa Elena consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) are locally present. Samples show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots that are themselves mineralized.

The Ermitaño vein, approximately 4 km southeast of the Santa Elena vein, has characteristics similar to Santa Elena including banded quartz, stockwork and sub parallel mineralized splays.

The Santa Elena deposits are typical of other high level low sulphidation systems in the Sierra Madre Occidental of Mexico.

Exploration and Drilling

Since the acquisition of Santa Elena in 2015, First Majestic has drilled 119,295 metres in 536 holes at Santa Elena, including 62,818 metres in 377 holes in the Santa Elena mine area and 62,817 metres in 159 holes in the Ermitaño area. In 2019, First Majestic drilled 18,785 metres in 73 diamond drillholes in the Santa Elena mine area. This drilling focused on the Main, Alejandra, and America veins. Twenty-nine holes totalling 8,873 metres were drilled in the Santa Elena Main vein, twenty-eight holes totalling 6,335 metres were drilled in the Alejandra vein system, and sixteen holes totalling 3,578 metres were drilled in the America vein. These infill and step out holes delineated mineralization along strike and down dip of known mineralization in the Alejandra and America veins and in the deepest area of the Main vein and improved confidence in areas of known mineralization.

First Majestic drilled 103 holes totalling 33,767 metres in the Ermitaño area, including four holes specifically for metallurgical testing. Infill drilling in the Ermitaño area focused on improving confidence of the mineral resources in the main Ermitaño Splay in an area proposed to support an initial three years of production. Expansionary drilling also improved confidence and delineated mineralization along strike and down dip of the Ermitaño Splay and the adjacent North Splay.

Eleven holes totalling 3,431 metres were also drilled at a greenfield target in the Hernadez option area 20 km north of Santa Elena.

Sampling, Analysis and Data Verification

Sampling at Santa Elena since 2016 is mostly from HQ-diameter (63.5 millimetres) and NQ-diameter (47.6 millimetres) core. The core is cut in half by saw then one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sampling since 2016 has generally been 1.0 to 1.5 metre intervals but ranges from 0.2 metres to rarely over 4.0 metres.

Underground channel samples are also used in Mineral Resource estimation at Santa Elena. Face channel samples are taken in new developments and back samples are taken every 10 metres. Channel samples are generally less than 1.5 metres long and are taken to include vein/wall contacts and any textural or mineralogical variations. Samples are collected with a chisel and hammer. To recover the sample, the crew uses a plastic canvas that is cleaned after every sample is collected.

Bulk density measurements were taken on core samples using the water immersion method. A total of 441 bulk density determinations are in the resource database, covering the Alejandras, Santa Elena, Tortugas, and Ermitaño areas.

Core and channel samples collected from underground drilling at Santa Elena since 2016 are sent to First Majestic´s Central Laboratory in La Parrilla, Durango. Core samples collected from surface drilling at Ermitaño are sent to either SGS or to Bureau Veritas (“BV”) in Durango City, Durango. SGS and BV are ISO certified independent laboratories. First Majestic’s Central Laboratory is also ISO certified.

Samples submitted to First Majestic’s Central Laboratory are dried, crushed and pulverized to 85% passing a 106 μm. Samples submitted to SGS Laboratory and BV are also dried, crushed and pulverized to 85% passing a 75 μm.

Samples submitted to First Majestic’s Central laboratory are analyzed for silver by two-acid digestion Atomic Absorption and for gold by Fire Assay Atomic Absorption method. Samples returning greater than 300 grams per tonne silver or 10 grams per tonne gold are reanalysed by a Fire Assay Gravimetric method. Lead, zinc and manganese were analysed by two-acid digestion Inductively Coupled Plasma Atomic Emission Spectroscopy method (“ICP-AES”) or by two-acid digestion Atomic Absorption method.

Samples submitted to SGS are analyzed for silver by a three-acid digestion Atomic Absorption method and for gold by a Fire Assay Atomic Absorption method. Samples returning greater than 300 grams per tonne silver or 10 grams per tonne gold are reanalysed by a Fire Assay Gravimetric method. Lead, zinc and manganese and arsenic are analysed by two-acid aqua region digestion ICP-AES and sodium peroxide fusion ICP-AES method.

Samples submitted to BV are analyzed for silver by a four-acid digestion Atomic Absorption method and for gold by a Fire Assay with Atomic Absorption method. Samples returning greater than 1000 grams per tonne silver and 10 grams per tonne gold are reanalyzed by a Fire Assay Gravimetric method.

Quality control samples submitted by First Majestic to the primary laboratory with the core samples include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Pulp samples are resubmitted to a secondary laboratory for check analysis. All quality control results are assessed using statistical analysis and visual inspection of control plots.

Data verification by First Majestic includes select transcription error checks, select resurvey of collar locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

First Majestic’s internal qualified person has reviewed the data verification methods at the Santa Elena Mine and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena Mine over the last thirty years. During the design and construction phase, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora. As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional dynamic cyanide leaching followed by Merrill-Crowe processing for doré production.

A series of crushing and grinding test work studies conducted both at the First Majestic Research & Innovation Centre (La Parrilla, Durango, México) and at SGS Lakefield (Ontario, Canada) were completed in 2018. The objective was to identify optimum processing options for Santa Elena. The optimization studies confirmed First Majestic’s initiative of transforming the current fine-crushing/ball-mill circuit into an autogenous/semi-autogenous (AG/SAG) operation, a more efficient processing method that may lead to reduced operating costs at Santa Elena. Implementation of the AG/SAG grinding method is currently in progress.

Updated Mineral Resource and Mineral Reserve Estimates to December 31, 2019

Introductory Discussion

At the Santa Elena Mine, the Mineral Resources were estimated from seven block models utilizing associated geological models. Three-dimensional geological models were created using Leapfrog Geo software for all veins including vein contacts, gold and silver grades, structural geology, quartz veining and mineral alteration. Mineral Resources were estimated using Leapfrog Edge software with ordinary kriging and inverse distance interpolation. Grade estimation was performed on a variety of block sizes based on vein geometry; with the largest being: 20 metres long by 20 metres high blocks with variable width ranging from 0.1 to 2.0 metres. Sub-blocking was used in all block models. Variable grade capping was applied to veins after statistical analysis and visual checks.

Resource classification criteria changed by estimation domain and was based on nominal drillhole spacing of the three closest drillholes to a block. For the Main Vein at the Santa Elena Mine which shows the greatest continuity both in width and grade, Mineral Resources were defined as: Measured (nominal drillhole spacing of 30 metres), Indicated (nominal drillhole spacing of 50 metres) and Inferred (nominal drillhole spacing of 80 metres). All other veins had Resource Classification criteria requiring stricter nominal spacing requirements.

Bulk density was estimated based on field measurements and averages 2.57 t/m3 and was used for the estimation of the tonnage for all veins.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

Only Measured and Indicated Mineral Resources were used to define Probable and Proven Mineral Reserves for the below December 31, 2019 update.

For the estimation of Mineral Reserves, it was assumed that the current mechanized long-hole stoping and drilljumbo and jackleg cut-and-fill continue to be practised at the Santa Elena Mine, with minimum mining widths of 3 metres for cut and fill with jumbo and and 0.6 metres for cut and fill with jacklegs. The use of long-hole mining method assumed a minimum mining width of 1.5 metres in the narrow veins and 4 metres in the main vein. For the purposes of Mineral Reserve estimation, unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. A 3% floor dilution has been assumed for all areas. Overall average dilution, planned and unplanned, is estimated to range between 30% and 60% according to the thickness and dip of the veins, as well as geotechnical and operational considerations. Average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%.

A two-step constraining approach has been implemented to estimate reserves for each mining method in use. As first step, a General Cut-Off Grade was used to delimit new mining areas that will require development of access and infrastructure and all other related mining and processing sustaining costs. As a second step, an Incremental Cut-Off Grade was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The table below shows the different cut-off grades used for each type of mining method and for the two types of vein types.

Cut-off Grades used in Santa Elena to define Mineral Reserves

			ROM Head-Grade
Mining Method	Domain Type	Units	General	Incremental
Longhole	Wide veins	Grams per tonne silver equivalent	160	125
Longhole	Narrow veins	Grams per tonne silver equivalent	180	135
Cut & Fill	Wide veins	Grams per tonne silver equivalent	155	115
Cut & Fill	Narrow veins	Grams per tonne silver equivalent	175	125
Leach Pad	Pre-processed	Grams per tonne silver equivalent		85

 Mineral Reserve and Mineral Resources to December 31, 2019

The following table sets forth the estimated updated Mineral Reserves and Mineral Resources for the Santa Elena Mine (gold only, excludes silver grades for Sandstorm Gold reporting purposes) sourced from the internal estimates prepared by First Majestic under supervision of its internal QPs as of December 31, 2019 and disclosed in the First Majestic AIF:

Classification	Tonnes (kt)	Gold Grade (grams per tonne)	Contained Gold (k ounces)
RESERVES:
Proven (underground) – sulphides	819	1.57	42
Probable (underground) – sulphides	1,900	1.34	82
Probable (pad) - oxides	898	0.64	19
TOTAL RESERVES:	3,616	1.22	142

RESOURCES:
Measured (underground) - sulphides	757	2.19	54
Indicated (underground) - sulphides	2,050	1.58	104
Indicated (underground) Ermitaño - sulphides	2,107	4.59	311
Indicated (pad) - oxides	919	0.74	22
TOTAL RESOURCES:	5,833	2.62	491

INFERRED:
Santa Elena Mine (underground) - sulphides	1,409	1.21	55
Ermitaño (underground) - sulphides	3,733	3.08	370
TOTAL INFERRED:	5,142	2.57	425

NOTES:

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	Underground Mineral Reserves are based on a cut-off grade ranging between 115 and 180 grams per tonne as detailed above and are based on actual and budgeted operating and sustaining costs.
(3)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution ranges between 30% and 60%. Mining recovery is estimated at 95%.
(4)	Underground Mineral Resources are based on a cut-off grade of 105 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein and 115 grams per tonne silver equivalent for extraction by cut and fill in narrow veins. Cut-off grade considered for leach pad ore was 75 grams per tonne silver equivalent (Mineral Resources) and 85 grams per tonne silver eqivalent (Mineral Reserves). These cut-off grades are based on actual and budgeted operating and sustaining costs and metallurgical recoveries and payable terms.

(5)	Metal prices considered for Mineral Resource estimates was $1,450 per ounce gold and for Mineral Reserve estimates was $1,350 per ounce gold.
(6)	Metallurgical recovery used was 94.2% for gold.
(7)	Metal payable used was 99.8% for gold.
(8)	A two-step constraining approach has been implemented to estimate Mineral Reserves for each mining method in use: a General Cut-Off Grade was used to delimit new mining areas that will require development of access and infrastructure and all sustain ing costs. A second Incremental Cut-Off Grade was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.
(9)	Totals may not add up due to rounding.
(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(11)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(12)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(13)	The Company’s Santa Elena stream does not include an interest in Ermitaño.
(14)	Ramon Mendoza Reyes, P. Eng., Vice President of Technical Services for First Majestic, a QP under NI 43-101, has reviewed and approved the Mineral Reserves and Mineral Resources set forth above.

Closing Remarks

With the update to Mineral Reserves, the Santa Elena Mine LOM is scheduled to continue for four years at a nominal milling rate of 2,750 tonnes per day with reduced throughput in the last two years upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes in the main vein as well as in the narrow veins in place where the dip is higher than 60 degrees and to use cut and fill in places where the dip of the vein is shallower than 60 degrees in the main vein and where more flexibility is required to improve the mining sequence in the narrow veins.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic has stated that they are not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves for the Santa Elena Mine.

Mining Operations

The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, mechanized long-hole stoping for the main vein in places where the dip is higher than 60 degrees and mechanized cut-and-fill for the main vein with shallower dips. For narrow veins, cut-and-fill with jacklegs is the primary mining method, with semi-long-hole also applied in areas with highly dipping veins. Approximately 60% of stoping is expected to be by long-hole method and 40% by cut and fill methods.

In 2019, First Majestic continued ore development, production drilling, blasting and loading operating with its own equipment, and is using a contractor for the waste rock and ore haulage to surface.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant.

As of December 31, 2019, the main ramp was developed to approximately the 308 metre level (elevation above sea level) with development drifts every 25 metres from the level 475 to the 308 metre level).

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tonnes per day. The schedule is based on optimizing higher grade long hole stopes first, with cut-and-fill mining in the main vein left for later in the mine life. The LOM plan assumed an approximate 60% underground ore to 40% pad ore blend.

Processing and Recovery Operations

The process plant was designed to be fed with a blend of underground (“UG”) ore and heap leach (“HL”) material at a nameplate capacity of 3,000 tonnes per day. Given that the UG mine extracts on average between 1,600 to 1,700 tonnes per day and taking into account the optimum blend of 60% UG and 40% HL, the plant is normally fed below nameplate capacity at a rate of approximately 2,750 tonnes per day.

As of December 31, 2019, 0.90 million tonnes of leach pad material remain and has been fully or partially leached with overall recovery rates of 60% gold and 30% silver. The leach pad material is currently being reprocessed through the dynamic cyanidation leaching plant. Since the HL material was originally crushed down to 13-19 millimetres, the blending of HL material and (crushed) UG ore takes place directly on the conveyor belt that feeds the ball mill.

For 2019, a total of 0.88 million tonnes of ore were processed compared to 0.90 million tonnes in the previous year. The plant processed 0.54 million tonnes of underground ore with average grades of 131 grams per tonne silver and 2.3 grams per tonne gold, and 0.33 million tonnes of pad ore with average grades of 37 grams per tonne silver and 0.66 grams per tonne gold, for an overall blend of underground ore and pad ore of 62%/38%. In 2019, Santa Elena produced 2.44 million ounces of silver and 45,119 ounces of gold for a total production of 6.32 million equivalent silver ounces, a slight increase compared to 6.01 million equivalent silver ounces produced in 2018.

Significant increases in metallurgical recoveries were observed throughout 2019. Silver recovery was 89% during the Q1 to Q2 period, increased to 91% in Q3, and then increased to 94% in Q4. Gold recovery also experienced a significant recovery increase: 94% during Q1 to Q2, and 96% in Q3 to Q4. The increase in silver and gold recoveries was the result of implementing high intensity grinding (HIG) technology at Santa Elena and improving ore blending strategies.

The high intensity grinding technology initiative has met or exceeded expectations in terms of budget, execution time and performance. As originally planned, commissioning activities commenced in Q3 2019, and reached stable conditions shortly thereafter in Q4 2019. An overall assessment of this technology indicates the plant is capable of sustaining the recoveries observed in Q4 2019: 94% silver and 96% gold. This represents a remarkable improvement in metallurgical performance compared to the recoveries observed in 2018: 88% silver and 95% gold.

Environmental Matters

In 2019 First Majestic spent approximately $0.8 million on capital projects related to environmental protection. This included underground and surface water management structures.

In 2016 engineering consultants GPI Ingeneria completed a geotechnical study & design for a Tailing Storage Facility. In 2017 the environmental authorities approved the construction and operation of a filtered, dry stack tailing storage facility placed over existing waste rock. In late 2018, a new extensive geotechnical study was also developed by Geoingenieria Leon SC. The storage facility includes a system for stability monitoring and groundwater pressure measurements.

An environmental audit and action plan were conducted in 2018 to obtain the Clean Industry Accreditation (Industria Limpia) awarded by Mexican environmental authorities for the site’s Environmental Management System.

The Santa Elena Mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the Santa Elena operation.

Capital and Operating Costs

Capital Costs

First Majestic estimates sustaining capital costs for the remaining LOM of $26.2 million, including waste development, underground equipment and infrastructure, sustaining exploration drilling, plant and infrastructure sustaining capital, as per the table below:

Sustaining Capital Cost Estimates
Underground Waste Development	$13.3 million
Sustaining Exploration and Drilling	$0.7 million
Mine and Plant Equipment and Infrastructure	$12.2 million
TOTAL CAPITAL COSTS:	$26.2 million

NOTE: All numbers have been rounded to the nearest thousand.

In 2020, First Majestic plans to invest a total of $46.3 million on capital expenditures for expansionary projects in Santa Elena, including the implementation of autogenous grinding; exploration and project development work, continuing exploration drilling at Ermitaño West, preparing the mine access and perform pre-feasibility studies to advance the project towards production.

Mine Expansionary Capital Cost Estimates - 2020
Santa Elena Underground Development	$7.1 million
Santa Elena Underground Equipment and Infrastructure	$3.1 million
Expansionary Exploration and Drilling	$1.1 million
Santa Elena Mill Expansionary Capital	$5.9 million
Ermitaño Mine Project Development	$15.2 million
Ermitaño Mine Equipment and Infrastructure	$3.9 million
Ermitaño Materials Handling and Dual Circuit	$10.0 million
TOTAL EXPANSIONARY CAPITAL COSTS:	$46.3 million

NOTE: All numbers have been rounded to the nearest thousand.

Operating Costs

Operating costs for the Santa Elena Mine have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $70 per tonne of ore processed based on current and projected costs.

Mining Method	Long-Hole Main Vein	Cut and Fill Main Vein	Long-Hole Narrow Veins	Cut and Fill Narrow Veins
Process Method	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$29.89	$28.22	$40.71	$36.65
Processing Cost/tonne (2)	$28.14	$28.14	$28.14	$28.14
Indirect Cost/tonne (3)	$9.59	$9.59	$9.59	$9.59
TOTAL OPERATING COST:	$67.62	$65.94	$78.44	$74.38

NOTES:

(1)	Long-hole stoping in main vein represent 50% of the mine throughput, cut and fill stoping in main vein represent 20% of the mine throughput and stoping in narrow veins represent 30% of the mine throughput.
(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

Economic Analysis

According to the Santa Elena Report, the Base Case economic analyses used a range of metal prices per ounce for gold and silver. For gold prices, the range is defined as $1,250 (2015), $1,275 (2016) and $1,300 (2017 – 2022) and for silver prices the range is defined as $18 (2015), $19 (2016), $20 (2017) and $21 (2018 – 2022). On this basis, the following economic highlights for a continued eight-year mine life beginning January 2015 are:

•	Total operating revenue of $555.0 million from estimated sales of 12.6 million ounces of silver and 270,700 ounces of gold.
•	Total operating costs of $349.0 million.
•	Estimated cash operating costs averaging $11.59 per silver equivalent ounce (gold:silver average ratio of 64.5:1 based on sold ounces for the life of mine plan.
•	Total sustaining capital costs of $31.0 million including the life of mine plan underground drilling programs and 2015 surface exploration expenditures.
•	Total pre-tax undiscounted cash flow of $163.0 million including estimated closure cost deductions of $6.0 million.
•	Pre-tax Base Case pre-tax NPV (5%) of $144.0 million.
•	Post-tax Base Case post-tax NPV (5%) of $119.0 million.

Metal price sensitivities were completed including spot price as $1,193/ounce gold and $16.16/ounce silver (representing spot price in December 2014) which showed a pre-tax NPV (DCF @ 5%) of $84.3 million. The economic analyses consider SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold at an average price of $412 per ounce ($350 to $450 per ounce with annual 1% inflationary increases) under the Santa Elena Gold Stream.

Santa Elena Mine Milestones

Current activities at the Santa Elena Mine include:

●	According to First Majestic’s MD&A for the year ended December 31, 2020, as filed on SEDAR on February 19, 2021, in 2020 the Santa Elena Mine produced 1,692,761 ounces of silver and 28,242 ounces of gold for a total production of 4,181,708 silver equivalent ounces, a 34% decrease compared to 6,316,277 silver equivalent ounces in 2019. The mill processed a total of 640,276 tonnes during the year, compared to 875,435 tonnes in the previous year. Production was affected primarily due to the national COVID-19 shutdowns which occurred in the second quarter of 2020, as well as lost productivity attributed to operating under limited workforce levels throughout most of the second half of 2020. Also, during 2020, First Majestic completed a total of 16,323 metres in 74 drillholes at the Santa Elena Mine. First Majestic continues to advance the SAG mill circuit at Santa Elena and anticipates the mill modifications to be commissioned in the third quarter of 2021. They stated that their expected production from the Santa Elena Mine for 2021 is 29,000 to 32,000 ounces of gold. First Majestic also stated that it was expecting to release an updated NI 43-101 Technical Report on the Santa Elena Mine by the end of the first quarter of 2021.

Chapada Mine, Brazil

A technical report was prepared for Lundin Mining in accordance with NI 43-101 entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated October 10, 2019, having an effective date of June 30, 2019 (the “Chapada Report”).

The following description of the Chapada Mine has been sourced, in part, from Lundin Mining’s Annual Information Form dated March 29, 2021 for the year ended December 31, 2020 (“Lundin Mining AIF”) and the Chapada Report and readers should consult the Lundin Mining AIF and the Chapada Report to obtain further particulars regarding the Chapada Mine. The Lundin Mining AIF and the Chapada Report are available for review under Lundin Mining’s profile on the SEDAR website located at www.sedar.com.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Chapada Report. The Mineral Reserves and Mineral Resources information to June 30, 2020 and certain other related information has been sourced from the Lundin Mining AIF and Lundin Mining’s press releases dated September 8, 2020 and February 18, 2021, all as filed on SEDAR.

Also, since the Company (Sandstorm Gold) has no interest in the Suruca deposits at the Chapada Mine, certain information concerning the Suruca deposits as contained in the Chapada Report has been omitted from the below disclosure.

Property Description, Location and Access

The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Chapada Mine includes the Chapada copper-gold mine, the nearby Suruca gold deosit located six kilometres northeast of Chapada and several nearby exploration concessions.

The mining and processing operations at Chapada produce copper concentrates (with significant gold by-products) from open pit mining. The open pit mines provide copper/gold ore to an on-site flotation concentrator with a nominal processing capacity of 24.0 million tonnes per annum. The mineral concentrate product from the processing plant is transported by road to the port of Vitoria in the state of Espirito Santo from where it is shipped to destinations in Europe and the Far East. The Suruca gold deposit is not yet in production.

Access to the project area from Brasilia is via the paved BR-153 highway from Brasilia to Campinorte and then via the GO-465 highway to the town of Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

The Chapada Mine is divided into 36 mining and exploration concessions totaling 45,944 hectares held in the name of Mineração Maracá Indústria e Comércio S/A (“MMIC”), a 100% owned subsidiary of Lundin Mining. The Chapada Mine is currently hosted on three mining concessions totaling 3,830 hectares with a further three concessions, totaling 1,116 hectares, currently in an application process. The Suruca deposit is hosted on a single mining concession totaling 846 hectares. MMIC also holds 29 exploration concessions in the area that total approximately 40,153 hectares.

Lundin Mining acquired the Chapada Mine from Yamana on July 5, 2019. Lundin Mining (via MMIC) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the locations of buildings, fixed installations, waste dumps, and tailing disposal facilities in the current mine plan. Lundin Mining is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, the authors of the Chapada Report are not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which could adversely affect the value of the property or MMIC’s ownership interest. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

Gold production from Suruca is subject to a 2% net smelter return royalty payable by MMIC.

Lundin Mining is subject to separate copper purchase agreements related to the Chapada Mine’s copper production with each of Sandstorm Gold and Altius Minerals Corporation. Pursuant to these copper purchase agreements (which were transferred to Lundin Mining as part of its acquisition of the Chapada Mine from Yamana), each of Sandstorm Gold and Altius have agreed to purchase specified amounts of copper from Lundin Mining for the life of the Chapada Mine in exchange for ongoing payments for each pound of copper received equal to 30% of the spot price per pound of copper.

Pursuant to the Copper Stream discussed earlier in this AIF, 4.2% of the copper is currently forward sold to the Company, payable at 30% of the copper spot price.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), during a regional program of stream sediment sampling. Follow up work by INCO was conducted in 1974 and 1975 including detailed stream sediment surveys, soil geochemistry, geophysics, trenching, and broadly spaced drilling.

As there are few outcrops in the project area due to laterite-saprolite cover, the deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons- Eluma, Eluma-Noranda, Santa Elina, and Santa Elina-Echo Bay.

Yamana purchased MMIC in 2003 and commenced construction of the current mine in late 2004. First commercial production of copper concentrates (with significant gold by-products) occurred in early 2007 from a mine and mill with a nominal 16.0 million tonnes per annum capacity. Numerous plant expansion and debottlenecking projects were completed by Yamana increasing the throughput capacity to its current 24.0 million tonnes per annum.

As previously mentioned, Lundin Mining acquired the Chapada Mine from Yamana in July 2019. The total material processed from the start of production up to the end of December 2020 is 277.9 million tonnes grading 0.37% copper and 0.31 grams per tonne gold.

Geological Setting, Mineralization and Deposit Types

The Chapada and Suruca deposits are located in the Eastern Belt of the Mara Rosa Volcano-sedimentary sequence. The Eastern Belt in the vicinity of the mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks overlying metasedimentary rocks.

The copper-gold deposit at the Chapada property comprises products of hydrothermal alteration of the copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization. The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulfide mineralization and was likely to be contemporaneous with the copper. Other district targets include mineralization styles associated with skarn alteration.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulfide concentrations. The second generation of quartz veins/veinlets with sulfides (sphalerite + galena + pyrite), carbonates, and epidote also host gold, which is related to zinc. Mineralization predominately pre-dates deformation, so the gold (Suruca) and copper-gold (Suruca SW) are associated with skarn features, however, some structurally controlled features are also observed.

Exploration

As there are few outcrops in the mine area due to the 30 metre thick laterite-saprolite cover, exploration has consisted mainly of drilling. Various drill campaigns have been completed since the mine was acquired by Yamana recognising that porphyry copper-gold deposits worldwide tend to occur in clusters. The drill campaigns were designed to discover additional deposits in the vicinity of the original mine and to test for possible extensions of known resources. To achieve these objectives, in 2008, regional geological mapping and detailed geological mapping of the open pit were carried out and a geological model of the mine area prepared.

Drilling campaigns from 2008 were successful in discovering extensions to the north east and south west of the main Chapada mineralization including the discovery of Corpo Sul. In 2014, the Sucupira deposit was discovered close to the main Chapada deposit with similar mineralogical features and some holes with average grades above 0.7% copper equivalent. In 2018, the Baru NE mineralization was discovered close to the plant facilities and the Santa Cruz mineralization was outlined as a southern extension of Corpo Sul.

During 2020, drilling focused on many near mine targets in Chapada (Buriti, Buriti North, Jatoba, Santa Cruz, Chapada NW, and SW) proving extensions to known mineralization, and upgrading Mineral Resource classifications. Some district targets were also drilled during the year.

Exploration work at Suruca started in 2008 with geological mapping, chip sampling and shallow drilling followed by a geophysical program in 2009. Drilling in 2009 discovered the deposit and it was largely delineated and infilled in 2010. No exploration was carried out between 2011 and 2015, but in 2016 extensive drilling was carried out in the oxide mineralization to define a Measured Mineral Resource. In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit and drilling continued in 2018 focusing on strike and down dip extensions. During 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca.

A regional exploration program has also been in place at Chapada since 2014 working on district scale targets. Several targets were identified and have been methodically drill tested since that time.

Following the acquisition of Chapada by Lundin Mining in July 2019, a MIRA exercise was undertaken. This process identified several high-potential targets of a similar mineralization style in the near mine and regional areas that were prioritized for drilling in 2020. Since the acquisition in 2019, a significant increase in near-mine exploration work has occurred, and in 2020 expenditure totaled approximately $5 million. Exploration expense for 2021 is estimated at $8.0 million and contemplates 60,000 metres of drilling.

Drilling

Drilling at the Chapada deposit and within the district (excluding Suruca) commenced in 2008 and to year-end 2020, comprised a total of 1,526 holes for 307,170 metres. Drilling has delineated the main deposits at a spacing of 100 metres by 100 metres, with a tighter 50 metre pattern in the central portions.

During 2020, a total of 30,538 metres has been drilled at Chapada in 178 drillholes, where approximately 17,700 metres were drilled in Buriti, Buriti North and Jatoba to support Indicated Mineral Resources estimations (100 by 100 metre spacing). Additionally, almost 9,000 metres was drilled in the Santa Cruz area, focused on extending the known mineralization and delineating higher grade trends. In the Chapada district targets, 48 holes were drilled totaling 9,227 metres.

To year end, 2020, 1,051 holes have been drilled for an aggregate total of 87,211 metres at Suruca. Initial drill programs focused on delineation by infill drilling at 200 metres by 200 metres and 100 metres by 100 metres spacings. In 2016, an extensive drill program was completed to convert Indicated Mineral Resource estimates (100 metres by 50 metres) to Measured (35 metres by 35 metres). During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 metres were drilled in 14 holes.

Sampling, Analysis and Data Verification

Upon arrival of the core at the core logging facility, the hole is checked and marked for lithological contacts. Samples are marked down the entire length of the hole at one or two metre intervals, adjusted for lithological contacts.

Samples are sawn in half with an electric diamond bladed core saw and sampled prior to logging. The samples are placed in a numbered plastic bag along with a paper sample tag and sealed. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, Goiás.

All samples are analyzed by fire assay (gold) or four acid digestion (copper), both with an atomic absorption spectroscopy (AAS) finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada ISO 17025:2005, and the secondary laboratory SGS GEOSOL, Vespasiano, Brazil accredited by ISO 9001:2008, both independent laboratories.

The collection and analysis of assay and QA/QC data at Chapada meets standard industry practice and the assay results within the database are considered suitable for use in a Mineral Resource estimate.

Mineral Processing and Metallurgical Testing

A significant amount of process test work was completed for the development of the Chapada flowsheet. The metallurgical test work included mineralogical studies, grinding and Bond Work Index tests, flotation recovery studies and thickener settling tests. Tests and design work indicated that a concentrate grade of 28.0% copper was achievable with acceptable recoveries of both copper and gold.

Subsequent to the mine commissioning in 2007, further test work was completed. Initially this focused on increasing the plant throughput capacity and improving the grinding circuit. Ore characterisation studies and plant surveys were completed allowing the development of a calibrated model of the plant performance. Following this work, the power draw of the existing mills, both SAG and ball, were adjusted to operate under increased power draw providing the additional energy required for fragmentation. This has allowed the plant to increase capacity to 24.0 million tonnes per annum while still achieving acceptable flotation performance. Further ore characterization studies are ongoing to better model the increasingly competent future ore sources.

More recently, Woodgrove has conducted pilot plant studies for improvement of the flotation circuit, calculating the new plant mass balance, metallurgical recoveries of copper and gold and provided cost estimates for new flotation equipment. An expansion project was designed in three different phases, two which have been completed. Phase 1 in 2017 included the installation of two Staged Flotation Reactors (“SFR”), cleaner scalpers and four SFR cleaner scavengers. Phase 2 in 2019 included the installation of six Direct Flotation Reactors, as re-scavengers, consisting of two rows of three reactors operating in parallel. This equipment was installed and commissioned in 2019. Phase 3, which has yet to be approved, includes a full expansion flowsheet with the addition of a third bank of roughers, two more cleaner scalpers, the installation of new cleaner stage flotation cells as well as the installation of a second vertical regrind mill in parallel with the current mill and finally the removal of the flotation column from the flowsheet.

At Suruca, separate test work programs were initiated for the oxide and sulfide samples. MMIC managed and supervised all metallurgical test work programs. In April 2017, Kappes, Cassiday & Associates (“KCA”) completed an updated test work program to evaluate a dynamic heap leach process including head analysis, agglomeration and compaction test work, and column leach test work. The updated KCA test work program confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work.

Mining Operations

The Chapada Mine is a traditional open pit truck and shovel operation that has been in continuous operation since 2007. Production is currently entirely from Chapada, with three open pits in operation: Corpo Principal, Cava Norte, and Corpo Sul. These pits are planned to eventually join into a single pit and extraction of the Sucupira deposit is planned as an additional series of pushbacks.

The Chapada open pit has a current ultimate design dimensions of approximately 8 kilometres along strike, up to 1.5 kilometres wide, and 380 metres deep.

Mine operations are carried out with a fleet of rigid frame haul trucks combined with a variety of diesel-powered hydraulic excavators and front-end loaders as the primary loading equipment. A fleet of large diesel-powered blast hole rigs are employed for production drilling. Blasting is required for all rock types except for unconsolidated material at surface.

The Suruca open pit mining area includes Suruca Oxide and Suruca Sulfide gold Mineral Reserves. The Suruca deposit is located approximately 7 kilometres northeast of the Chapada open pit and final pit dimensions will be approximately 2 kilometres along strike and approximately 1 kilometre wide.

The Chapada Life of Mine (“LOM”) plan is based on the Mineral Reserves and a processing rate 24.0 million tonnes per annum with the ore stockpile to be processed intermittently throughout the mine life. The current mine life is 24 years plus an additional eight years at the end of the mine life for processing the remainder of the ore stockpile.

Processing and Recovery Operations

The Chapada concentrator is designed to process copper sulphide ore at a nominal rate of 65,000 tonnes per day for a total of 24.0 million tonnes per annum. Ore is delivered from the mine by haul truck to one of two parallel lines of primary crushers. The first line consists of a primary gyratory crusher located adjacent to the pit. The discharge of the gyratory crusher is then conveyed to the feed bin of an MMD Sizer for secondary crushing. The second system consists of a Metso jaw crusher. Product from both crushing lines is transferred to the crushed ore stockpile. In 2020, copper and gold recoveries averaged 86.2% and 59.7% respectively and the average concentrate grades were 23.6% copper and 12.8 grams per tonne gold.

Ore from the crushed ore stockpile is passed to a primary grinding circuit comprising a SAG and ball mill, with pebble crushing, that can be operated in either closed or open circuit. Ground cyclone classified material is passed to a rougher, cleaner flotation circuit with concentrate regrind taking place in a Metso Vertimill. The scalper SFR cells along with the final cleaner column flotation cell supply concentrate to a conventional thickener and then a Larox filter press. The pressure filter reduces the concentrate moisture to approximately 8% before discharging it to a stockpile below. The concentrate is then loaded onto trucks and transported to the port of Vitoria for shipping.

Flotation tailings are pumped to the TSF, located to the north of the plant site using a two-stage pumping system and water from the tailings basin is recirculated back to the plant. Water percolating through the dam is pumped into the reservoir by a seepage pump circuit.

In 2018, a study and basic engineering report were commissioned, which combined the information gained from several studies regarding process plant upgrading, optimization and ultimately the expansion of the processing facilities from the current 24.0 million tonnes per annum to approximately 32.0 million tonnes per annum. This expansion has not been advanced but options for mine and mill expansions are being evaluated in parallel with the significantly increased exploration efforts. These expansion options will include the need to relocate some elements of the processing plant and site infrastructure in order to mine the Sucupira mineralization.

For Suruca, run of mine ore, which consists of oxide and sulfide mineralization, will be processed separately; the oxide ore will be processed using conventional heap leaching technology, and the sulfide ore will be processed in the existing concentrator after some modifications.

In late September 2020, processing activities were interrupted when the protection system at the operation’s main electrical substation failed after the restoration of power following an outage, damaging all four SAG and ball mill motors. The operations progressively restored processing capacity, returning to full throughput in mid-December 2020.

Infrastructure, Permitting and Compliance Activities

The Chapada Mine has all the necessary infrastructure for a large open pit mine including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosives storage and magazine sites, electrical power distribution and substations. The mine has stockpile areas for high-grade and low-grade ore and waste dumps. Mine and mill infrastructure, including core storage, office buildings, assay laboratory, and maintenance shops, is in place.

The mine is connected to the National Electric Grid through a privately owned 84 kilometre long 230 kV transmission line connected to the CELG electric substation at the city of Itapaci, Goiás. The current power demand at Chapada is 46.5 MW.

Process water is returned from the TSF and held in a water reservoir adjacent to the process plant before use. Additional fresh water supplies for processing can be drawn from the nearby Rio dos Bois, if required.

The Chapada TSF is located to the immediate north of the plant site and consists of three dams: Main Dam, Dike II, and Dike III. The Main Dam starter dam was constructed from compacted local borrow material and has been subsequently raised, with Dike III, by the centerline construction method using the cyclone tailings to raise the downstream portion of the dam. Dike II is a water retention dam and is raised using local borrow materials, also by the centreline method. In 2020, the Main Dam had a crest elevation at 376 metres. The crest has an average width of ten metres and is about approximately five kilometres in length. All Dikes were constructed with foundation drains and Dike II is also equipped with a vertical chimney drain.

The original TSF design was for an ultimate crest elevation up to 382 metres, with the tallest segment of the dam being 54 metres with a base elevation of 328 metres at the downstream toe. In 2020, a permit application was submitted requesting approval for the 382 metre dam raise. This request will continue to be reviewed by the authorities in 2021.

To contain tailings for the LOM, the existing tailings facility is planned to be raised up to an elevation of 398 metres, with a maximum proposed dam height of 70 metres. The proposed TSF expansion will be constructed with the same cyclone sand dam and centreline methodology (Main Dike and Dike III). Since tailings are not being deposited from Dike II and it is a water retention dam, it will be raised using local borrow material also by the centreline method.

Environmental management and monitoring programs have been developed and are implemented for Chapada. The mine monitors surface and groundwater water quality, effluent water quality, meteorological inputs, erosion processes, geochemical characteristics of waste material, air quality, flora, terrestrial and aquatic fauna, environmental compensation areas and remediated areas.

Chapada develops environmental control reports, most recently on an annual basis, which are submitted for regulatory review.

A portion of the waste rock at the mine is Potentially Acid Generating (“PAG”). Accordingly, the mine operation segregates Non-Acid Generating waste from PAG waste and employs strategic placement of the PAG waste. Static testing results are incorporated in the geologic block model to aid in waste management planning. Seepage from the tailings dams and waste rock dumps is sampled regularly. Contact water collected from the mineral processing plant area is recirculated for operational use. Surface water from the waste rock piles evaporates, infiltrates and is released into the environment.

MMIC holds the mining rights related to the Chapada Mine, having succeeded and incorporated Mineração Alonte Ltda. on May 14, 1998. Mineração Alonte had succeeded Mineração Serras do Leste Ltda., in 1994.

The Environmental Impact Study and corresponding Environmental Impact Report were submitted in December 1996 to the former FEMAGO, currently the State Secretariat of the Environment – SEMARH – in accordance with the National Environmental Council (CONAMA) Resolution 001/86, Goiás State Environmental Agency (FEMAGO) Directives and the State Council for the Environment, along with preliminary and installation license applications. Preliminary licence No. 013/99 was issued to MMIC, along with requisite installation licenses issued under No. 171/2001. The Preliminary license was renewed in June 2000 and its registration number was updated to 009/2000. The installation license was renewed in July 2006 and its registration number was updated to 287/2006.

The operating licence was obtained on November 20, 2006 and renewed on September 29, 2008, with renewal intervals as per the terms of the regulating body. The most recent renewal was obtained in August 2012 carrying a valid term to 2022 as per process 20027/2009. Currently, this license is being updated, to consolidate several expansion/construction permits with corresponding requirements into a single instrument (Unification License). Draft conditions were received in October 2020 and should be agreed with Goiás Secretary of State for Environment and Sustainable Development (SEMAD) in early 2021. In addition, an application for installation of the southwest pit was submitted in the first quarter of 2020 and continues to be reviewed by the authorities.

The Chapada Mine’s health and safety management system is currently OHSAS 18001 certified, which is expected to be converted to ISO 45001 in 2021. The ISO 45001 certification audit will be conducted by Bureau Veritas and is planned to be completed during the first half of 2021. Chapada has a valid mine closure plan, which is updated periodically. The closure plan is submitted every five years to the State Environmental Agency with the next version expected to be submitted following final approval of the Unification License.

Chapada demonstrates strong integration with the local community through stakeholder engagement, a grievance mechanism and direct investment. The primary sources of investment are through taxation, local jobs, procurement, and community investments.

In 2018, Chapada voluntarily partnered with the Commonwealth Scientific Industrial Research Organization based out of Australia to incorporate a Social License to Operate (“SLO”) index. The SLO is intended to benchmark efforts made to integrate social performance and continued engagement with the local community. During 2019, follow up reporting indicates that Chapada continues to be accepted by the local community and is responding to feedback on improvements.

Capital and Operating Costs

As previously reported by Lundin Mining in their MD&A for the year ended December 31, 2020 as filed by them on SEDAR (the “Lundin MD&A”), total forecast Chapada cash costs for 2021 are tabulated below using a forecast

US dollar/BRL exchange rate of 4.75. Unit operating costs for 2021 are forecast to be $1.10/lb copper, assuming a gold by-product credit price of $1,700 per ounce.

Chapada ($/lb copper) (1) (2)	2021 Forecast
Mining costs	0.85
Milling costs	0.65
G&A and other costs	0.55
TC/RCs	0.20
By-product credit, net of TC/RCs	(1.15)
Cash Cost per payable pound of Copper	1.10

Notes:

(1)	Cash costs are calculated on a by-product basis and do not include the effects of copper stream agreements.
(2)	Cash costs are based on various assumptions and estimates, including but not limited to: production volumes, commodity prices, foreign exchange rates, TC/RCs and operating costs.

As previously reported by Lundin Mining in the Lundin MD&A, total forecast capital expenditures for Chapada from 2021 are tabulated below. Sustaining capital costs expenditures include $10 million for mine equipment and $15 million for raising the TSF and water management systems. Also included are amounts for discretionary exploration land acquisitions which will be dependent on the availability of desired areas and whether agreement can be made with owners.

Chapada	Unit	2021 Forecast
Mobile equipment	$M	10.0
TSF and water management	$M	15.0
Sustaining	$M	20.0
Capitalized Stripping	$M	20.0
Total	$M	65.0

Lundin Mining capitalizes waste stripping costs when experienced strip ratios are above the average planned strip ratio for each area of the open pit under development. During the production phase, waste stripping costs, which provide probable future economic benefits and improved access to the orebody are capitalized to mineral properties.

Exploration, Development and Production

During 2021, the planned exploration program at Chapada is expected to total 60,000 metres of diamond drilling. Following the acquisition of Chapada, Lundin Mining undertook an exploration targeting review and proposed a significant increase in exploration expenditures in the first three years, largely focused on near mine targets. Forecast expenditures in 2021 will be approximately $8.0 million. The 2021 program will focus on drilling, geophysics and a structural geology study.

In 2020, Chapada produced 50,038 tonnes of copper and approximately 87,000 ounces of gold in concentrate. As previously reported in the Lundin MD&A, for 2021 production is forecast as tabulated below.

Chapada	Unit	2021 Forecast
Copper production	‘000 Tonnes	48 – 53
Gold production	‘000 Ounces	75 – 80

The current forecast LOM of the Chapada open pit and stockpiles is to 2052. The Suruca Oxides have a potential six year LOM while the Suruca Sulfides have a LOM of seven years.

Updated Mineral Reserves and Mineral Resources to June 30, 2020

Introductory Discussion

The Chapada Mineral Resource estimate is based on open pit mining scenarios and is constrained by optimized pit shells, which are based on a copper and gold NSR cut-off value. Mineral Resource estimates are prepared using industry standard methods and provide an acceptable representation of the deposit.

Chapada personnel develop mineralization and lithology wireframes, including refinements, using Leapfrog Geo software. Block models are generated in Maptek Vulcan measuring ten meters in each direction for Chapada (Baru, Baruzinho, Cava Central, Cava Norte, Corpo Sul, Sucupira and SW Mina) and five meters in each direction for the Suruca deposits. Block grades are estimated using Ordinary Kriging in areas where sufficient composites are available to produce reliable variograms. In the absence of reliable variograms, block estimates are performed using inverse distance to the third power.

Classification for Chapada, Suruca Sulfide, and Suruca SW is based on a 50 metres by 50 metres drill pattern for the Measured Mineral Resources, 100 metres by 100 metres drill pattern for Indicated, and 200 metres by 200 metres drill pattern for Inferred. For Suruca Oxide, classification is based on a 35 metres by 35 metres drill pattern for Measured Mineral Resources, 100 metres by 50 metres drill pattern for Indicated, and 200 metres by 200 metres drill pattern for Inferred.

Using the reported Mineral Resources, open pit mine designs, production schedules and adequate Modifying Factors to account for mining dilution and ore recovery, the Chapada Mine technical team estimate the Mineral Reserves. Based on this, the Measured and Indicated Mineral Resources within the final pit designs at Chapada are classified as Proven and Probable Mineral Reserves.

Factors which may affect the Mineral Resource and Mineral Reserve estimates include: dilution and mining recovery, metal prices, smelter, refining and shipping terms, metallurgical performance, geotechnical characteristics of the rock mass, capital and operating cost estimates, and the likelihood of obtaining land title, required permits and environmental, social and legal licenses. To the extent such factors are within the control of or capable of influence by Lundin Mining, these factors are managed through industry accepted practices and procedures and well as maintaining an engaged and constructive dialogue with the local communities and government authorities.

The following tables set forth the estimated Mineral Resources for the Chapada Mine as of June 30, 2020.

Mineral Resources 1 - 10

Category	Tonnes	Contained Gold		Tonnes	Contained Copper
	(000)	(grams per tonne)	(M ounces)	(000)	(%)	(000 t)
Measured	494,059	0.15	2.40	494,059	0.25	1,221
Measured - Stockpile	115,385	0.15	0.60	115,385	0.22	251
Indicated	522,755	0.14	2.30	522,755	0.22	1,167
Measured + Indicated	1,132,199	0.14	5.30	1,132,199	0.23	2,639

Inferred	171,048	0.08	0.40	171,048	0.22	372

NOTES:

(1)	Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold, a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure set forth above.
(2)	Mineral Resources long-term price assumption is $1,495 per ounce gold and $3.45 per pound copper.
(3)	Mineral Resources at Chapada are constrained by an optimized pit.
(4)	Chapada copper/gold Mineral Resources are estimated at a variable NSR marginal cut-off value of $4.08/tonne.
(5)	Chapada copper/gold Mineral Resources include resource estimates for Cava Central/SW, Corpo Sul, Sucupira, Baru and Santa Cruz.
(6)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.
(7)	Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(8)	Reported as of June 30, 2020.
(9)	The Company’s Copper Stream does not include any interest in the Suruca zones at the Chapada Mine and accordingly no Mineral Resources or other details for the Suruca zones have been disclosed in the table above.
(10)	Numbers may not add up due to rounding.

The following tables set forth the estimated Mineral Reserves for the Chapada Mine as of June 30, 2020.

Mineral Reserves 1 - 7

Category	Tonnes	Contained Gold		Tonnes	Contained Copper
	(000)	(grams per tonne)	(M ounces)	(000)	(%)	(000 t)
Proven	403,695	0.16	2.10	403,695	0.24	983
Proven - Stockpile	115,385	0.15	0.50	115,385	0.21	243
Probable	240,573	0.12	1.00	240,573	0.22	533
Proven + Probable	759,652	0.15	3.60	759,652	0.23	1,759

NOTES:

(1)	Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold, a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure set forth above.
(2)	Mineral Reserves long-term price assumption is $1,300 per ounce gold and $3.00 per pound copper.
(3)	Mineral Reserves for the open pit are estimated at an NSR cut-off value of $4.73/tonne.
(4)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.
(5)	Reported as of June 30, 2020.
(6)	The Company’s Copper Stream does not include any interest in the Suruca zones at the Chapada Mine and accordingly no Mineral Reserves or other details for the Suruca zones have been disclosed in the table above.
(7)	Numbers may not add up due to rounding.

Chapada Mine Milestones

Recent updates on activities at the Chapada Mine include:

●	On September 8, 2020, Lundin Mining reported its updated Mineral Resource and Mineral Reserve estimates for the Chapada Mine as of June 30, 2020. They stated that Mineral

Resource and Mineral Reserve estimates have increased as a result of a successful start to their expanded drilling program since taking ownership. New Mineral Reserves have been added to the existing orebodies and in two new adjacent deposits. Mineral Resources have increased despite the use of more conservative metal price assumptions and the inclusion of only 5,000 metres of 2020 drilling ahead of the cut-off date for the June 2020 estimation. They noted that they now have five drill rigs on site and are planning an increased 60,000 metre drilling campaign coupled with a geophysics targeting program for 2021.

●	On February 18, 2021, Lundin Mining reported that the Chapada Mine had produced 50,038 tonnes of copper in 2020 and thus exceeded annual guidance due to a faster than anticipated recovery from the mill interruption at the end of the third quarter of 2020, resulting in higher than expected throughput in the fourth quarter. Copper production at the Chapada Mine for 2021 is expected to be 48,000 to 53,000 tonnes.

Cerro Moro Mine, Argentina

The following description of the Cerro Moro Mine has been sourced from Yamana’s Annual Information Form dated March 25, 2021 for the year ended December 31, 2020 (“Yamana AIF”) as filed by Yamana on SEDAR.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Yamana AIF.

Property Description, Location and Access

Cerro Moro is a gold-silver mine located in the Santa Cruz province in southern Argentina. It is located approximately 70 kilometres (90 kilometres by road) southwest of the port city of Puerto Deseado. Access to Cerro Moro is via 20 kilometres of paved road (Provincial Highway 281) from Puerto Deseado to the locality of Tellier, followed by 70 kilometres of all-weather gravel road (Provincial Route 47) to the project turnoff. Cerro Moro can be accessed and operated on a year-round basis. Puerto Deseado is the closest community to the mine.

Cerro Moro is comprised of ten grouped mining concessions consisting of a combination of 70 mining minas and 12 exploration cateos, totalling 304,167 hectares. Estelar Resources S.A. (“Estelar”), an indirect subsidiary of Yamana, holds valid and marketable title to the Cerro Moro group of concessions. The main mine area is within the Cerro Moro group of concessions. The Bahía Laura group of concessions are registered to Fomento Minera de Santa Cruz Sociedad del Estado SE (“Fomicruz SE”), a mining company owned by the province of Santa Cruz. Yamana has an agreement with Fomicruz SE to hold an 80% interest of these concessions. This agreement also gives Fomicruz SE a 5% interest in the Cerro Moro group of concessions. The remaining groups of concessions are registered to Yamana Argentina Servicios S.A. (“YASSA”) or Suyai del Sur S.A., both wholly-owned subsidiaries of Yamana.

Mining claims do not expire as long as payment of fees (canons) to the province are paid. Canons payable for each claim are calculated based on the type of mining claim and the number of claims.

On December 30, 2003, Cerro Vanguardia Sociedad Anonima (“CVSA”) and Exeter Resource Corporation (“Exeter”) signed an agreement granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties. The agreement provided Exeter with the exclusive right to acquire a 100% interest in the properties contained in four projects by incurring exploration expenditures of $3 million over five years. CVSA would retain a 2% NSR on the Cerro Moro group of concessions. Franco Nevada acquired the 2% NSR from CVSA. The transaction closed on April 24, 2014.

On October 27, 2015, Yamana entered into a silver purchase agreement with Sandstorm Gold. In consideration of an advanced payment and an additional payment of 30% of the spot price of silver at the time each ounce of silver is delivered, Yamana agreed to deliver silver related to Cerro Moro to Sandstorm Gold equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually. When 7.0 million ounces of silver have been delivered to Sandstorm Gold, the silver stream will reduce to 9.0% of the silver produced for the life of the mine.

On June 15, 2016, Samco Gold Limited and a subsidiary of Yamana, signed an NSR agreement granting the right to undertake exploration and prospecting work on three properties grouped as the Corina concessions in exchange for a 2% NSR.

On April 25, 2017, Minas Argentinas S.A. entered into an option agreement with Minera Santa Cruz S.A. (“MSC”) for the purchase of the Mosquito property. The option agreement was subsequently assigned to YASSA on August 30, 2018. The term of the option is for five years and is subject to the investment condition of $5 million in exploration works by YASSA. As consideration for exercising the option, YASSA has agreed to pay to MSC $30 for every ounce of gold defined or mined in the Mosquito Property up to a maximum of $12 million (minus $1 million advanced by YASSA to MSC at the time of execution of the option). In addition, YASSA has agreed to pay a 2% NSR to MH Argentina S.A. (“MHA”). No NSR royalty will be payable on the first 200,000 ounces of gold produced from the Mosquito Property and the advance payment of $1 million paid by YASSA to MHA must be credited against the NSR. Estelar has guaranteed YASSA’s obligations.

Estelar has all required permits to continue carrying out the proposed mining operations on the Cerro Moro property. Yamana is not aware of any significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

History

The Cerro Moro property was discovered in 1993 by Mincorp Explorations S.A. Follow-up exploration programs, consisting of geological mapping, rock chip geochemistry, and drilling, led to the discovery of widespread and variably mineralized quartz vein structures covering an area spanning more than 100 square kilometres. A number of mineralized structures were identified by trenches, surface samples, and by core and RC drillholes by the previous owners. Exploration activities were focused on testing the extension and infill drilling of the identified structures.

Yamana has owned Cerro Moro since August 2012 and construction of the operation was approved in 2015. The Cerro Moro operation began feeding ore to the processing plant in April 2018. Production on the property from April 2018 to December 2020 is listed in the table below.

Historical Gold and Silver Production to December 31, 2020
Year	Tonnes Processed	Gold Feed Grade (grams per tonne)	Silver Feed Grade (grams per tonne)	Gold Production (ounces)	Silver Production (ounces)
2018	199,602	15.85	724.7	92,793	4,119,085
2019	367,334	10.81	568.6	120,802	6,322,864
2020	320,701	6.91	565.1	66,995	5,448,561
Total	887,637	10.54	602.42	280,590	15,890,510

Geological Setting, Mineralization and Deposit Types

Cerro Moro is located within the Deseado Massif, a tectonic block in the central portion of the Santa Cruz Province that covers an area of approximately 60,000 square kilometres. The Deseado Massif is host to several producing and past-producing gold and silver mines, all of the low-sulphidation gold-silver-quartz vein deposit type. This deposit type is characterized by quartz veins, stockworks, and breccias that contain gold, silver, electrum, argentite, and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite and sulphosalt minerals that form in high-level (epizonal) to near-surface environments.

The Cerro Moro property is underlain by Tertiary marine sediments, Quaternary gravels and volcanic rocks of Jurassic age assigned to the Bahía Laura Group by Panza et al (1994).

The current distribution of rock units is strongly controlled by faulting. Stratified rocks generally dip gently to the south but are displaced along numerous faults. Actual displacement vectors on faults are poorly defined and structural observations of veins and fault surfaces show a complex history, with reactivation of fault surfaces showing different displacement vectors during different periods of deformation and resultant mineralization.

Gold-silver mineralization at Cerro Moro is associated with epithermal veins. Geological mapping and Ar-Ar age dating on vein adularia have defined at least three episodes of veining, spread over 9 million years from 180 to 171 Ma. The different ages of veining tend to have different orientations and structural controls on high-grade shoots. The earlier pulses of veining (Michelle vein at 180 Ma, Esperanza at 175 Ma, and Gabriela at 178 Ma) are characterized by banded crystalline quartz veins with local adularia and low sulphide content. These veins are generally poorly mineralized although they locally contain significant ore shoots. Grades are lower than in the younger pulse of mineralization and ore shoots terminate at shallow depths, suggesting significant erosion of the vein systems has taken place.

A second later pulse (171 Ma) consisting of black silica, is rich in base metal and silver sulphides and hosts high-grade mineralization, mainly in the Escondida-Zoe vein system. These high-grade veins consist of banded veins with white quartz, fine-grained black silica, and coarse sulphides including pyrite, pale-coloured sphalerite, galena, and acanthite as well as local electrum. The black silica is characterized by highly anomalous molybdenum.

Veining at Cerro Moro is complex and widespread. Veining varies from simple single veins to complex vein systems. Veins are typically steeply dipping to sub-vertical. Outcropping veins locally reach widths up to 4 metres, whilst associated zones of quartz stringers and stockwork may reach widths in the order of 10 to 15 metres. The strike length of individual veins is variable and ranges generally between 200 metres and 1 kilometre. Alteration has been identified by Terraspec using spectrometry and is typical of the low-sulphidation model, with broad haloes of white mica and less common kaolinite alteration around the mineralized veins.

Structural controls on veining at Cerro Moro vary with the age of the veins. The oldest veins at Cerro Moro strike north to northeast and mineralization is preferentially hosted in northeast-striking segments, especially in areas close to intersections with northwest or east-west structures, suggesting possible reactivation with emplacement of younger mineralization. A second episode of white quartz-adularia veining was emplaced along northwest-striking structures. These veins are widespread in the main mine area and host lower-grade but significant mineralization in the Gabriela and Esperanza-Nini areas. The mineralization in these veins extends to relatively shallow depths below the current surface and probably represent the roots of deeply eroded veins. The third high-grade episode of sulphide-rich mineralization is also hosted along northwest-striking faults. The main Escondida fault is a large displacement south side-down fault. Mineralization is localized around east-west trending segments as well as in small east-west splays off the main structure. These observations, along with the stratigraphic displacement observed above, suggest a strong sinistral-normal oblique movement vector that controls mineralization.

Exploration

Prior to 2017, exploration activities led by Yamana were primarily focused on infill drilling programs with the intent to upgrade the classification of Inferred Mineral Resources on several mineralized structures that include Escondida-Zoe, Martina, Carla, Carlita, Gabriela, Michelle, Loma Escondida, Nini, and Deborah.

Beginning in 2017, exploration activities expanded considerably with an on-going aggressive program aimed at delineating new mineralized areas, not only in the main mine area (covering ~6000 hectares) but also over the entire consolidated property of near 300,000 hectares (some of them under third-party agreements, such as the Bahía Laura and El Mosquito projects).

The exploration team has utilized a wide range of exploration techniques, including geological mapping, soil sampling, whole rock sampling, spectrometry on rock and soil samples, rock-chip sampling, RC and diamond drilling, interpretation of satellite imagery, and remote sensing. Multiple geophysical techniques were used including CSAMT (Controlled Source Audio Magnetotelluric), and both ground and airborne magnetic surveys. Exploration is conducted by trained geologists and technicians using established standard operating procedures.

Surface sampling by Yamana includes soil and rock sampling as well as Terraspec spectrometry surveys over these samples. The current database of surface samples consists of 33,809 rock chips samples, 29,235 soil samples, with with spectrometry analysis completed on approximately one third of these samples.

Recent exploration efforts have delineated multiple district-scale fault structures on the property that show significant displacements and strike lengths, with both northwest and northeast trends. These structures are similar in orientation and character to structures hosting known high-grade mineralization on the Cerro Moro property; these structures continue to be the main focus of current exploration.

The Cerro Moro exploration program in 2020 consisted of 21,243 metres of delineation drilling to support underground mining along the Escondida-Zoe structures, along with infill drilling to upgrade classification of Inferred Mineral Resources on Naty and Martina. An additional 18,617 metres of exploration drilling followed up on targets identified in 2019 and previous years including Bella Vista, Belen, Silver Dike, Ocular, Naty (Extension), Michelle and Agostina structures. There was an additional 6,473 metres allocated to search for new high-grade shoots at depth at Escondida-Zoe, Debora, Veta Olvidada, Casiuss, and Naty (Extension). Ongoing property-scale mapping, geophysics, soil and outcrop sampling continued through 2020 to identify future drill targets.

The strategy for Cerro Moro remains to improve the long-term production profile through a more aggressive exploration program with the objective of increasing Mineral Reserves in the short-term. In 2021, the exploration drilling program includes four objectives: (i) delineation of underground resources to support operations; (ii) infill drilling to upgrade classification of Inferred Mineral Resources; (iii) to define new Inferred Mineral Resources, by following up and expanding on 2019 exploration discoveries and extensions of known structures; (iv) to generate and develop new discoveries by scout drilling of deep targets on the Escondida-Zoe trend and by following up on gold anomalous zones defined by surface samples and geochemical mapping on the Bahia Laura property.

Drilling

As of the end of December 2020, 5,224 drillholes have been drilled in the Cerro Moro project area, for a total of 586,387 metres. Of this, 274,898 metres has been drilled since Yamana became the operator. Additionally, 1,740 underground channels and 855 trenches contribute to the sample database.

The majority of core drillholes have been drilled in HQ3 size (61.1 millimetre diameter) and utilizing a triple tube core barrel system. About 40% of the core drilling at Cerro Moro is oriented core. All downhole surveys have been performed during the drilling operations. Geologists and technicians at Cerro Moro follow a series of standard operating procedures for the planning and execution of both diamond and RC drilling programs. The core logging procedures used by all operators have been consistent with industry standards.

Sampling, Analysis and Data Verification

The cores are received by the exploration technicians, who first regularize them by marking the depths and controlling with the wooden blocks placed by the drillers. After the technicians performed the geotechnical logging, the geologists perform the geological logging and determine the sampling intervals. Subsequently the drill core is photographed in a dry and wet state and transferred to the sampling area. The recovery and the rock quality designation are measured by technicians. The core recovery in Cerro Moro is close to 98%.

After geotechnical logging, the geological description is captured including lithology (stratigraphic unit, lithology, pervasive structure, and oxidation), alteration, local structures, mineralization, and vein intervals. The intervals of each sample are marked with an indelible marker on the core and on the box. The complete drillhole is sampled and sent for analysis. The sample lengths are determined by the lithological contacts and by the mineralization of the drillhole. The sample length for HQ core varies between 0.3 metres and 2 metres in length. For NQ drillholes, the minimum sample lengths are 0.4 metres and up to 2 metres. The drill cores are cut in half using a circular diamond saw.

Underground channel samples are collected by trained geologists and technicians. The lengths of the samples are determined according to geological criteria and marked with spray paint. If the vein has heterogeneous geological characteristics, the limits are marked according to these variations, with a minimum sample length of 0.5 metres and a maximum of 1 metre, and an average width of 5 centimetres, which make up samples weighing approximately 3 to 10 kilograms. The samples are taken horizontally from left to right in the direction of the forehead and at the height of the gradient (1.50 metres). A hammer and chisel are used for sampling. The relevant geological control is logged by the underground geologist: lithology, mineralization, faults, fracturing and alterations. The azimuth and dip of the structures present are also registered.

Yamana employs a comprehensive QA/QC program for monitoring the assay results for samples generated from the exploration drilling programs, in-fill drilling programs, and grade control channel samples. The QA/QC program implemented by Yamana from 2012 to the present, includes the monitoring of accuracy and bias by inserting Certified Reference Materials, precision control through the processing of duplicate samples (duplicates of preparation and analysis, both controls taken in the laboratory, and field duplicates) and control of contamination by geochemical fine blanks and sterile (coarse blanks) material. In 2012, pulp verification was implemented in a secondary laboratory to determine the existence of bias between the primary and secondary laboratories. The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis.

From February 2011 to December 2015, Acme Analytical Laboratories (“Acme”) were the primary laboratory for exploration samples. Acme established a dedicated on-site sample preparation laboratory at the Cerro Moro Mine in 2011. Samples were prepared by experienced personnel and a pulp split was sent to the company’s ISO9001 certified analytical laboratory located in Santiago, Chile for analysis. The sample preparation facility had a capacity of 150 to 300 samples per day. Activities carried out by the on-site sample preparation facility were as follows: drying (60°C), crushing (70% < 10 mesh), splitting, and pulverizing of the split fraction. Starting in January 2013, some samples were also prepared at the Acme facility located in Mendoza, Argentina. The pulps, in both cases, were sent for analysis to the primary laboratory in Santiago, Chile.

From April 2016 to July 2019, the primary laboratory changed to ALS Patagonia S.A. The samples are sent to Mendoza, Argentina, for preparation and then the pulps are transported to Lima, Peru, for analysis. As of July 2019, the primary laboratory is Bureau Veritas in Lima, Peru, with sample preparation in Perito Moreno, Argentina. Bureau Veritas is accredited ISO17025:2005 for the analytical used for gold and silver.

Before 2013, samples were initially assayed for gold by fire assay with 50 gram aliquot and atomic absorption spectroscopy (“AAS”) analysis. Samples over 10 grams per tonne were re-analyzed by gravimetric finish methods. In 2013, the analysis changed to a 30 gram aliquot, fire assay, AAS finish, and the limit to be reanalyzed by gravimetric finish method was changed from 10 grams per tonne to 5 grams per tonne gold.

For silver, before October 2012, samples were analyzed by multi-element multi-acid digestion with Inductively Coupled Plasma Atomic Emission Spectroscopy (“ICP-AES”). Samples with silver between 100 grams per tonne and 1,000 grams per tonne were re-analyzed by multi-acid digestion and AAS finish. If silver was greater than 1,000 grams per tonne, the samples were re-analyzed by gravimetric method. From October 18, 2012 to July 2013, samples were analyzed by aqua regia digestion with ICP-AES with samples over 100 grams per tonne silver re-analyzed with gravimetric method. From August 2013 to the present, all samples are analyzed by multi-elements four acid digestion with ICP-AES finish. Samples with silver between 100 grams per tonne and 1,000 grams per tonne are reanalyzed by multi-acid digestion and AAS finish, Fire Assay 30 gram aliquot with gravimetric method for samples with silver above 1,000 grams per tonne.

All primary laboratories used for drilling and exploration samples are independent of Yamana.

Starting in May 2018, samples collected during underground channel sampling are prepared and analysed at the internal mine site laboratory operated by Yamana. The Cerro Moro laboratory is not accredited. The results of the underground samples are used for short term forecasting and grade control as well as in the grade estimation process for resource models. Each sample is weighed, put into the furnace at 120°C +/-5°C, crushed to 85% less than # 10 mesh (passing -2millimetres), riffle split to obtain 200g +/-50g of material, and that 200 grams of sample is pulverized at 90% through # 200 mesh. The analysis of gold for underground channel samples uses fire assay with a 30 gram charge and an AAS finish. If the sample contains more than 10 grams per tonne of gold, the sample is reanalysed with a gravimetric finish. Silver is determined by fire assays on a 30 gram charge and a gravimetric finish.

Samples are handled only by personnel authorized by Yamana. Samples from the mining operation are delivered directly to the Cerro Moro laboratory each day upon completion of underground sampling. All drill core from surface and underground drillholes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled; samples are subsequently delivered to the primary laboratory.

Mineral Processing and Metallurgical Testing

See below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

Introductory Discussion

The Mineral Resources reported for the Cerro Moro Mine have been estimated using a geostatistical block modelling approach informed by gold and silver assay data collected from core drillholes, RC drillholes, trenches, and underground channel samples. The evaluation of the Mineral Resources involved the following procedures:

•	Database compilation and verification
•	Creation of three-dimensional solids for the different veins
•	Data conditioning (compositing and capping), statistical analysis, and variography
•	Selection of estimation strategy and estimation parameters
•	Block modelling, grade estimation, and validation
•	Classification and tabulation
•	Preparation of the Mineral Resource statement.

The geological models were constructed in Leapfrog Geo. The geological framework of the mineralization is built first, including lithological units and post-mineralization brittle faults. Resource domains are generated to constrain the gold-silver mineralization. All available information is included in the interpretation. When possible, surface mapping, open pit and underground mapping, as well as production samples are integrated in the interpretation. Where applicable, mostly as Escondida-Zoe, specific geological domains representing the distinct black silica units are generated.

Geological models and resource domains are exported from Leapfrog Geo and imported in Datamine Studio RM for Mineral Resource evaluation. Three-dimensional block models are rotated to honor the general orientation of the veins. Capped composites are used to inform experimental variogram from which a gold correlogram is established to support the search ellipses orientations and dimensions. Gold estimation parameters are applied to silver. A hybrid semi-soft boundary is used between the resource domains and the weakly mineralized portion of the geological models to avoid artificial boundary effect on the estimated grade. Resulting block models are validated geologically, statistically and when possible against production history.

Underground Mineral Reserves were estimated using Maptek Vulcan software and open pit Mineral Reserves were estimated using Whittle software for pit optimization and subsequently Vulcan for pit design and evaluation. To account for gold and silver revenue, a NSR value was calculated for each block in the block models, and a cut-off value on this parameter was used for Mineral Reserve estimates.

The methodology used for converting Mineral Resources to underground Mineral Reserves is as follows:

•	Verify geometries for the block model and resource wireframes.
•	Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date.
•	Create stope and ore drift shapes using Vulcan Stope Optimizer (“VSO”) using the cut-off values and design parameters applicable to the selected mining method.
•	Refine the VSO output shapes, considering orebody geometry, mine layout, historical information, and geotechnical analysis.
•	Exclude all stopes containing a majority portion of Inferred Mineral Resources.
•	Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.
•	Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash flow positive when considering associated development and infrastructure.
•	Complete a geotechnical analysis of each sector and make adjustments to the design where required.

The methodology used for converting Mineral Resources to open pit Mineral Reserves is as follows:

•	Pit optimization is undertaken on each block model using open pit NSR cut-off values and 50 degree overall slope angles. Only Measured and Indicated Mineral Resources are considered in the pit optimization.
•	Pit designs are then completed in Vulcan based on the output pit optimization shells using the five metre bench heights, recommended geotechnical design parameters and a ramp gradient of 12%.
•	Mining dilution and ore loss are applied through the creation of selective mining units using VSO with minimum mining width of 1.8 metres.
•	Economic evaluations are conducted for each pit.

In 2020, Cerro Moro Mineral Reserves changed compared to 2019 with depletions due mainly to mining during 2020, increases due to infill and delineation drilling, and decreases due to adjustments in geological modelling given the Company’s expanded experience with mining Cerro Moro ore bodies over, the Company was able to further refine its geological understanding and incorporate that understanding into the geological model, improving model predictability. Mineral Reserves decreased by 18.5% and 21.5% for gold ounces and silver ounces, respectively. Inferred Mineral Resources decreased by 27% and 51% for gold ounces and silver ounces, respectively. The decrease in ounces contained in Inferred Mineral Resources is mainly due to the fact that Mineral Resources are being reported fully diluted and constrained within conceptual mine designs in contrast with previous years when they were reported undiluted applying a cut-off grade on individual blocks.

Yamana is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could materially affect the Mineral Resource and Mineral Reserve estimate for Cerro Moro.

The following table set forth the estimated updated Mineral Reserve and Mineral Resource estimates to December 31, 2020 for the Cerro Moro Mine (silver only, excludes gold grades for Sandstorm Gold reporting purposes) sourced from the Yamana AIF.

Mineral Reserve and Mineral Resources to December 31, 2020

Classification	Tonnes (kt)	Silver Grade (grams per tonne)	Contained Silver (k ounces)
RESERVES:
Proven	328	390.0	4,109
Probable	1,338	460.0	19,788
TOTAL RESERVES:	1,666	446.3	23,897

RESOURCES:
Measured	77	202.4	504
Indicated	647	274.6	5,716
TOTAL RESOURCES:	725	266.9	6,220

INFERRED:	2,106	129.8	8,786

NOTES:

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	The gold price and silver price considered for Mineral Reserves and Mineral Resources was $1,250 per ounce and $18.00 per ounce, respectively.
(3)	For the Mineral Reserves, the NSR open pit cut-off is at 123 $/ton and the underground NSR cut-off is at 215 $/ton. For the Mineral Resources, the NSR open pit cut-off is at 92.25 $/ton and the underground NSR cut-off is at 161.25 $/ton. Metallurgical recoveries average 95% for gold and 93% for silver. The heap leach resource is reported at an NSR open pit cut-off of 26 $/ton and the underground NSR cut-off is at 95 $/ton. Constrained in optimized stopes and pit shells.
(4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(5)	Totals may not add up due to rounding.
(6)	All Mineral Resources are reported exclusive of Mineral Reserves.
(7)	The QP for the technical information regarding the Cerro Moro Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana.

Mining Operations

Mining Method

Cerro Moro consists of several open pit and underground mines which feed a single processing plant with a throughput capacity of approximately 1,000 to 1,000 tonnes per day.

Production from mines located close to the run of mine (“ROM”) pad is hauled directly from the mine. For mines located at greater distances, ore is hauled to a stockpile located close to the portal or pit and then hauled to the ROM pad in hauling campaigns.

Open pit operations are currently carried out by a contractor. Production from the open pits will gradually reduce as Cerro Moro transitions to increased production from the underground mines. There are typically two to four pits in operation at any one time. The open pit mining sequence consists of first pre-splitting both sides of the vein with holes spaced every 1 metre apart. Then, from the ramp access, waste polygons on the hangingwall side of the vein are mined to create a free face for the vein. Once the vein is fully exposed, the vein is blasted and mined separately to minimize dilution. Once the vein is completely extracted, the remaining waste polygons on the footwall are extracted.

Underground mining at Cerro Moro is carried out using longitidinal long-hole stoping methods. Two variations of long-hole stoping will be employed; bench-and-fill (at Escondida-Zoe and Martina), and uphole retreat (at Gabriela). Both methods involve ore development at regular level intervals. Stopes are formed by drilling blast holes between levels. After blasting, the broken ore is extracted from the lower level using conventional and remotely operated load-haul-dumps.

Bench-and-fill is a bottom-up method, in which mining takes place on top of and adjacent to previously mined and filled stope voids. Once the maximum allowed stope span is reached, and after completion of ore extraction from the blasted stope, stopes are filled with loose rockfill with selective use of cemented rock fill. Uphole retreat is a top-down method, where the stope voids are left open and rock pillars are left between stopes to provide ground support.

The LOM consists in an integrated operation from open pits and underground mines. The LOM indicates mining for a total period of five years, with lower production in the last year.

Processing and Recovery Operations

The processing plant at Cerro Moro is currently designed for a throughput of 1,000 tonnes per day or 365,000 tonnes per annum on an operating basis of 92 percent availability. The design metal recoveries are 95% for gold and 93% for silver.

The principle processing stages are: crushing, milling, gravity concentration, flotation, leaching by agitation, countercurrent decant system to wash the pulp (“CCD”), precipitation with metallic zinc (Merrill-Crowe process), detoxification of the pulp to destroy the cyanide, refining, and tailings disposal. Ancillary processes are reagent preparation, water supply treated through a reverse osmosis plant, and reclaim water from the tailings dam.

The grinding circuit consists of a single-stage overflow ball mill operated in closed circuit with hydro-cyclones, and a flash flotation cell (on cyclone underflow) to produce a cyclone overflow product with a grind of 80% passing 75 micrometres. A portion of the mill discharge stream is treated in a gravity circuit for removal of free gold and electrum, with the concentrate going to the refinery for further concentrating and smelting and the tails going back to the cyclones. The gravity circuit consists of a single high-capacity continuous centrifugal concentrator and a concentrating table.

There is a bulk rougher flotation with a single stage of cleaning. Concentrate thickening of combined flash flotation and conventional cleaner concentrate and regrinding produce a concentrate leach feed with P80 of 30 micrometres. The re-ground product of the concentrated thickener is sent to an intensive leach tank to liberate the high-grade gold and silver. The scavenger tails are sent to a tails flotation thickener and the underflow is then sent to agitation tanks in a conventional leaching process.

Intensive cyanide leaching of concentrate is done in a single agitation leach tank. The underflow of the tailing flotation thickener is combined with the concentrate from the intensive leach and are agitated in conventional leach tanks (five tanks). The normal residence time is 48 hours. Solid and liquids are separated using a six-stage countercurrent decantation (CCD, six thickeners) circuit. Overall washing efficiency in the circuit is greater than 99% for gold. In addition, the overflow from CCD 1 is pumped to the Merrill-Crowe pregnant solution clarifier to remove additional solids from the solution. The solution from the clarifier is treated using pressure-leaf clarifier filters to lower the solids content of the solution to less than 10 parts per million. The pregnant clarified solution is treated in a deaeration tower to lower the dissolved oxygen content to less than 0.2 parts per million prior to the addition of zinc. The Merrill-Crowe process (zinc precipitation) is used to precipitate the gold, silver, and mercury contained in the deaerated pregnant solution. The solution containing the precipitate is filtered in plate- and frame-filter presses.

The detoxification of cyanide in the final tailings uses exclusively hydrogen peroxide. Detoxified slurry is sent to a conventional tailings storage facility. Solution from the tailings pond is recycled for reuse in the process.

Infrastructure, Permitting and Compliance Activities

The major facilities at Cerro Moro include a ball mill with conventional and flash flotation, intensive and conventional leach with Merrill-Crowe process and precipitate filters, a tailings storage facility, an osmosis plant, a six-unit diesel power station operating with diesel generator sets, office buildings, and mine infrastructure.

The tailings storage facility is a downstream-configured design and Phase 1 is currently in operation. Land for the tailings storage facility was cleared by removing the overburden and stockpiling it next to the dam; this will be used for remediation at the end of the dam’s useful life. The tailings storage facility footprint measures 347,000 square metres and features a 1.5 millimetres thick linear low-density polyethylene membrane liner.

The Phase 2 dam raise construction has commenced with a designed dam elevation of 62 metres. The tailings dam will have a final capacity of 2.21 million cubic metres of tailings, sufficient for storage of the Cerro Moro Mineral Reserves.

Tailings are detoxified before going through the thickener to achieve a 55%-thickened-solids prior to disposal into the tailings storage facility. There is no discharge from Cerro Moro’s tailings storage facility. To date, there have been no external audits to review the existing system. All construction was carried out following the design parameters, and the responsibility for quality control of the applied engineering was assumed by Knight Piesold as an external engineering consultant.

Power at Cerro Moro is provided by six diesel generator sets, with an installed capacity of approximately 1,650 to 2,000 kilowatts of electricity.

Permits required by various government agencies covering the operation have been obtained. The most important licence for the project is the Environmental Impact Statement (“EIS”) which was obtained from the approval of the IIA, and is updated every two years. Currently, the third update of the EIS has been submitted and is under evaluation by the Ministry of Mining. The EIS has undergone two rounds of observations which were answered in a timely manner. This permit is authorized at the national level before the Ministry of Environment and Control of Sustainable Development.

All water in the reservoir, which supplies the camp as well as the process plant, comes from groundwater wells. Prior to it being delivered to the relevant sector, the water goes through a reverse osmosis treatment and ultrafiltration process. The site is also in the process of certification for ISO 14001 and the International Cyanide Code, both of which should be attained by the end of 2020. Acid rock drainage has not been an issue to date at Cerro Moro. Some studies have demonstrated a potential for future ARD generation and the site continues to monitor waste dumps for runoff and infiltration. In addition, the site monitors the underground mine water quality.

The first detailed closure plan for Cerro Moro is currently being prepared and should be finalized within the year.

Despite Cerro Moro’s relatively long distance from the nearest community (~100 kilometres), Cerro Moro maintains an active community relations program, focused on strong engagement with the local community and invests in a wide range of cultural, social, and economic programs. For the past year, Cerro Moro has been quantitatively measuring its Social Licence to Operate with the support of a tool developed by the Commonwealth Scientific and Industrial Research Organization of Australia. For the past four quarters, the data has demonstrated a consistent measure of a “moderate to high” social licence at the site.

Capital and Operating Cost Estimates

The total LOM capital cost estimate is approximately $161 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over the project’s LOM. Capital costs do not include working capital, capitalized exploration or closure costs. The main capital costs are related to the construction and maintenance of the tailings dam, capital mine development, mine infrastructure, and mobile equipment, as set out in the following table:

Total LOM ($000)
Sustaining Capital Cost	146,422
Expansionary Capital Cost	15,000
Total	161,422

Operating costs are forecast to average $280.58 per tonne over the next three years, as set out in the following table.

Total 2021-2023 ($/tonne)
Mining	136.50
Process	102.34
G&A	41.74
Total	280.58

Exploration, Development and Production

Continued underground development at the Zoe and Escondida Far Weerground mines in 2021 is expected to increase flexibility and contribute significantly to the production plan.

Cerro Moro continues to pursue a drilling and surface exploration program to grow Mineral Resources across the property. Exploration drilling in 2020 that targeted vein extensions generated new Inferred Mineral Resources, mainly at Naty. Scout drilling, which includes testing new regional structures and testing for new high-grade shoots at depth similar to what is in production at Escondida-Zoe, has generated several new targets for further Mineral Resource delineation in 2021. Results from an ongoing surface sampling and related exploration work continue to drive exploration and generate new targets in the large land position at Cerro Moro.

In 2021, Cerro Moro will continue to investigate new processing options that would reduce costs and expand opportunities to mine lower grade material and give flexibility to current production schedules.

Hod Maden Project, Turkey

A technical report was prepared for Sandstorm Gold in accordance with NI 43-101 entitled “Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report” dated May 31, 2018 (the “Hod Maden Report”).

The following description of the Hod Maden Project has been sourced from the Hod Maden Report and readers should consult the Hod Maden Report to obtain further particulars regarding the Hod Maden Project. The Hod Maden Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Hod Maden Report.

Project Description, Location and Access

The Hod Maden property is situated within the Eastern Pontides tectonic belt, which coincides with the 500 kilometre long and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline. The Hod Maden Project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey near the border with Georgia. The project infrastructure currently comprises an exploration camp with no mining commenced at the site.

The North-South striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits near the deposit, while the village of Aşağımaden sits approximately two kilometres downstream. The total population of the Yukarimaden village is determined as 117 persons (according to Turkish Statistical Institute records) and the village is composed of clustered neighbourhoods in different regions. These neighbourhoods are located in the vicinity of the Hod Maden Project. The population of the region is generally living in the Artvin area or in other provinces and returning to the villages as summer residences. There are believed to be few year-round inhabitants.

The Hod Maden property is accessible from Artvin city (20 kilometres) or from Erzurum city (130 kilometres by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the new reservoir on the ҫoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The project is well positioned to access infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden Project.

The Hod Maden Project consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares. These licences are all owned by Artmin Madencilik (“Artmin”) (formerly known as AMG Mineral Madencilik AS, “AMG”), a Turkish entity that is owned 70% by Lidya and 30% by Sandstorm Gold (through Mariana Resources). Teck previously retained a 2% NSR on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016.

Mining activities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592, 2017 by Law 7020 and 2017 by

Law 7061) (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (“MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. The Mining Law requires mining licences to be given according to certain mineral groups, and the licensing procedure for each class is slightly different. A licence received for a specific group may not provide a right to its holder for other groups. However, the Mining Law allows for multiple licences involving different categories of minerals in the same area. The area over which a licence can be granted is limited, up to a maximum of 2,000 hectares. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities), and an operating permit (enables the holder to operate a mine).

Licences are subject to an application fee and an annual licence fee as per amendments in 2015 by Law 6592 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law. Royalties ranging on a sliding scale from 2% to 16% dependant on a mineral’s selling price are payable to the Turkish government annually. The amount of the royalty is increased by 30% for mining activities in the areas that are under the ownership of the State (including forestry areas).

Licence holders can obtain a royalty discount of 50% for certain types of mineral if the minerals are processed at the licence holders’ plant within Turkey or if production is carried out by an underground operating method which is expected to be the case at Hod Maden. There is also potential to receive incentives from the central government, however the form and value of such will only become apparent once the Project gets closer to development.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

The basic corporate income tax rate levied on business profits is 20%, while dividends are subject to 15%. There is no restriction on repatriation of profits and no import duty for new mining and processing equipment, subject to Binding Tariff Information. There are no prescriptive requirements in respect of the financial capacity of investors, but the licensing and monitoring regime outlined above aims to ensure continued investment as a requisite to maintaining the necessary licences.

The operating licence has annual fees and the exploration licences require minimum expenditures until the end of 2019, as listed below in order to keep the licences active:

Operating License Fees for 2018

Payments (2018)	Operation Licence (20050853)
Licence Value (according to Mining Law)	50,193.00 Turkish Lira
Forestry Land Permit Fee (Road)	9,481.79 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	49,875.76 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	63,242.36 Turkish Lira
Forestry Land Permit Fee (28 drill sites)	59,965.79 Turkish Lira
Forestry Land Permit Fee (52 drill sites)	49,011.49 Turkish Lira

Minimum Expenditures

Exploration Licence No.	Licence Value (2018)	Minimum Exploration Expenditure Requirements until 2019
201200321	5,018.00 Turkish Lira	343,410.00 Turkish Lira
201201058	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
201201059	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
Total:	15,054.00 Turkish Lira	1,030,230.00 Turkish Lira

History

The Hod Maden Project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

South of the provincial capital, Artvin, lies the volcanogenic Murgul copper mine and mill complex. The high-grade Cerratepe VMS deposit, also near Artvin city, was found in recent years by Cominco. Cominco’s discovery team included Firuz Alizade who currently directs Lidya’s exploration at Hod Maden.

Mining at the Hod Maden Project may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden Project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of Hot Mines was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however these figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden Project was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Hot Company's activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden Project since 1943:

Mineral Research & Exploration Directorate

•	1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.
•	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.
•	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.
•	1974 – It appears that MTA permitted ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).
•	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ererenn of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

•	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).
•	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

•	Circa 2006 – Teck acquired concessions (Cominco reportedly held the property several times since the 1990’s) through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.
•	2010 - Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG made the first visits to Turkey on invitation from Teck.
•	2011, July 7 – Turkish government (MIGEM) announced plans to auction 1,252 mining licences commencing January 9, 2012 and ending May 24, 2015.

Artmin

●

The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession. From October to December of 2011, auction properties were ranked by AMG personnel ahead of upcoming auctions.

●	AMG geologists visited the prospect for the first time in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with Turkish mining law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum $US300k of exploration expenditures over three years (i.e by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totalling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

●	In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

●	AGN entered into an option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in Hod Maden property through exploration expenditures and cash payments. Mariana Resources merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

●	Artmin, as a jointly owned company was formed in January 2016, upon the signing of the Shareholder Agreement between Mariana Resources and private Turkish company Lidya. Lidya and Mariana Resources hold 70% and 30% interests, respectively, in Artmin.

●	In July 2017, Sandstorm Gold acquired Mariana Resources and its 30% interest in the Hod Maden Project.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the North, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of ongoing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located in the northern-most Pontide Belt, within the Eastern Pontides metallogenic belt, which coincides with the 500-kilometre-long, and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrmain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden Project contains roughly north-south trending stratigraphy, however the general dip directions are quite variable. Three principal rock types are present on the property.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden Project area principally include:

●	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;

●	occasional columnar jointed sills of more mafic composition;

●	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Hod Maden Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden Project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy reportedly of similar age to the volcanic domain extensively exposed further north in the Artvin district and northwest towards the Black Sea coast; which hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden Fault Zone (the “Hod Maden Fault Zone”) and extends for more than seven kilometres with a width of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur in the zonation away from the main gold and copper sulphide minerals.

Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 metres further to the south at the Russian Mining area.

Main Zone: At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

(i)	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

(ii)	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high-grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

Recent drilling suggests that the two mineralization styles are related to different mineralising events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 - 70 metres true thickness, and a down-dip extension of greater than 300 metres. Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at Hod Maden lies along the eastern margin of the Main Zone: this domain of very high-grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains about 62% of the in-situ metal content of the Hod Maden deposit. All mineralization intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment - minor replacement of chalcopyrite by chalcocite - occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and consists of network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. However, historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. It is perhaps also worth noting that, topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metres to 3,000 metres thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden Project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden Project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden Project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

The current view of Mariana Resources/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarisation and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974.

Drilling prior to 2014 has not been used in the Mineral Resource estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25000 scale was completed in 2013, over an area of four square kilometres covering the south and central mineralised hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus on the central zone, was completed. This included a number of rock samples.

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey on the operating licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv. Gravity observations were conducted at 267 stations. Stations were spaced 20 metres apart along eight profiles. The maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise. No other geophysical methods have been utilised.

Drilling

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within the Hod Maden Report.

All drilling during the period 2014 to 2018 was carried out by an independent contractor Geoteknik Drilling company. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was swapped for another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 45 metres x 30 metres grid, and most holes dip approximately 60°, either to the west or east.

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-167A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Sampling, Analysis and Data Verification

Since the commencement of drilling in 2014, Lidya has implemented QA/QC system utilising certified reference standards, blanks and field duplicate samples. The program included:

•	submission of one standard every 20th sample;
•	submission of two blanks in every assay batch; and
•	field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in a quarter core being submitted to the laboratory as the field duplicate and a quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and Mariana Resources geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards marginally fell outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

AMC considers the QA/QC results are satisfactory and the assay data is suitable for Mineral Resource estimation and reporting.

Two certified laboratories have been used for the primary sample analysis:

●	SGS Ankara received samples from June 14, 2014; and
●	ALS Chemex in Ankara received samples from April 28, 2015.

Drillhole samples were tested at ALS Chemex. Rock, soil and sediment samples were tested at SGS Ankara. Core samples were cut in half at site by the Artmin geology department and sent directly to the laboratory. Necessary grinding and other preparations were done at the related laboratory. Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation. The laboratory crushes and pulverising the sample to produce a 30 gram charge for fire assay for gold, in addition to a 33 element four acid digestion with ICP-AES analysis.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

Based on the results of the quality control, the Hod Maden Report considers the following:

●	the results from the blank assays indicate good equipment cleaning;

●	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);

●	the copper, lead and zinc standard results appear to more variable than the gold standards; and

●	the drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under NI 43-101.

The SGS laboratory is accredited/certified to ISO 9001 and independent from Mariana Resources/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

SGS collected samples from 19 drillholes for metallurgical testing. The samples collected were all located within the main area. The samples were collected within the main lithological units containing the mineralization including the chlorite-andesite-breccia, andesite breccia, dacite breccia, massive sulphide and gypsum volcanosedimentary material. The Hod Maden Report concludes that the samples collected were appropriate to gain an understanding of the PFS level geometallurgy of the different rock types being mined and processed.

The Hod Maden deposit is characterised as relatively high sulphide (sulphide minerals represent about 25% of the material in the mineralised zones) epithermal veins where the gold and mineralization is associated with sulphides (pyrite, chalcopyrite and in the south zone some sphalerite) in brecciated veins set in a porphyritic andesite. Conventional ore processing techniques have been selected to be tested in the laboratory in order to understand the suitability of process selection and provide interpreted metallurgical data for subsequent metallurgical design.

The testing concept that has been applied was to understand ore breakage parameters to liberate economic minerals and assess the response of mineral processing concentration techniques to beneficiate the ore (froth flotation). There appears to be little gravity recoverable gold and the gold is essentially very fine in nature. As stated above, most gold is associated with sulphides. Gold that cannot be concentrated into a copper rich concentrate is quite refractory. Given social sensitivities, the use of cyanide in leaching or other processes has been discounted.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

●	Ore types are moderately tough with an average unconfined compression strength (UCS) of 120 megapascals;

●	Ore types are moderate hardness with maximum Bond Ball Work indices of 16.7 kilowatt hours/tonne;

●	Gravity recovery to what is essentially a sulphidic concentrate has been found to average no better than 15%, and the concentrate realised was not upgradable to smelting feed;

●	Test work was conducted to investigate sequential flotation and bulk flotation followed by differential flotation. It was originally envisaged that a saleable pyrite concentrate could be produced from a copper concentrate tailing (or sequentially); however it was discovered that the gold grade in the pyrite itself is quite low, hence even with high sulphur content pyrite concentrates, the gold grades in such were quite low (i.e. the payability of gold in such and the NSR would be quite low after transport and treatment costs are applied; marketing opportunities also low);

●	Given these findings, focus was applied to maximising gold recovery to copper concentrate. It was found that the mill (to P80 106 microns) – bulk float – mill (to 38 microns) – bulk (scavenger) float, provided the highest net gold recovery to copper flotation concentrate, and once the bulk concentrate was reground to P80 30 microns that gold recovery could be maximised to a +20% copper concentrate. Essentially the objectives in processing will be to capture the copper minerals, gold associated with copper minerals, fine gold liberated from pyrite and the pyrite containing higher concentrations of gold (essentially pyrite with gold on the surface of the crystals). Gold loss is essentially to the copper scavenger tailing, which can realise a high sulphur pyrite concentrate, however due to the questionable marketability of this material (the value as acid plant feed is similar to the transportation cost if sent to north-east Asia) if payable levels of gold concentration cannot be reached, a pyrite cleaning step has been excluded from the flow sheet at this stage. Interestingly, the gold in the copper concentrate can be considered free milling, whereas the gold in tailing refractory;
●	Although fine grinding maximises recovery, solid liquid separation of products is a challenge and will require larger equipment than would be benchmarked against a similar project. Given that the copper circuit tailing contains significant gold, it will be discharged into a conventional valley fill tailings storage facility for potential future exploitation. Low sulphide bulk flotation tailings will be used for paste backfill; hence a filtration application will be necessary. The fineness of the bulk tailing also causes high cement addition demand to reach target backfill strength;

●	Overall recovery is predicted at 77% for gold and 94% for copper to concentrate. There is potential to increase recovery (up to 93% for gold) by the application of a leach and recovery circuit to treat flotation tailings (which is subject to a deferred study/capital project).

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Hod Maden Project as of May 31, 2018. Only gold and copper are considered economic.

	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Silver Grade (grams per tonne)

Main Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	4,507	14.0	9.8	2.0	5.1
Total Measured and Indicated:	9,137	13.4	9.7	1.8	3.9

South Area
Measured	0	0	0	0	0
Indicated	2,522	4.2	3.5	0.3	0.9
Total Measured and Indicated:	2,522	4.2	3.5	0.3	0.9

Total Main Area plus South Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	7,029	10.5	7.6	1.4	3.6
Total Measured and Indicated:	11,659	11.4	8.4	1.5	3.2

Inferred
Main Area	447	3.7	1.6	1.0	1.6
South Area	416	3.6	3.0	0.3	0.7
Total Inferred:	864	3.7	2.3	0.7	1.2

NOTES:

(1)	All Mineral Resources conform to NI 43-101 and CIM definitions for Mineral Resources.
(2)	Mineral Resources are based on a cut-off grade of 2.0 grams per tonne gold equivalent.
(3)	Mineral Resources metal prices: $1,250 per ounce gold and $3.00 per pound copper.
(4)	Mineral Resources are total and inclusive of any Mineral Reserves.
(5)	Totals may not add up due to rounding.
(6)	No allowance has been made for any previous mining.
(7)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(8)	The South Area is defined as being south of 4,542,025 mN.
(9)	Rodney Webster, M.AIG, Principal Geologist for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Resources set forth above.

AMC has stated in the Hod Maden Report that they are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates set forth above.

The following table sets forth the estimated Mineral Reserves for the Hod Maden Project as of May 31, 2018.

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Copper (%)	Gold Equivalent (grams per tonne)	Contained Gold Ounces (000s)	Contained Copper (kt)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total:	9,120	8.9	1.4	11.9	2,609	129

NOTES:

(1)	All Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Reserves.
(2)	The Mineral Reserves estimation was carried out using a cut-off grade of 2.6 grams per tonne gold equivalent and a mining recovery of 95%.
(3)	Mineral Reserve metal prices: $1,250 per ounce gold and $3.0 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(6)	Silver is not included in the gold equivalent calculation. It contributes only about 0.1% to the ore value.
(7)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(8)	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
(9)	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
(10)	Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.
(10)	Exchange rate used is 3.78 Turkish Lira = $1.00.
(11)	Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Reserves set forth above.

AMC is not aware of any mining, metallurgical, infrastructure, permitting or other issues above those discussed in the Hod Maden Report which could materially affect the stated Mineral Reserve estimates set forth above.

Permitting, Environmental and Social

Fundamental for advancing the Hod Maden Project will be a positive decision for its Environmental Impact Assessment (“EIA”). Artmin has completed most of the environmental base line studies and commenced activities related to the preparation of its EIA in the summer of 2018. The EIA will be submitted for approval to the General Directorate of Environmental Impact Assessment, Permit and Inspection (part of the Ministry of Environment and Urbanisation). To date, Artmin has obtained numerous permits to complete exploration activities on the Hod Maden Project, however the list of permits which will be required throughout the project cycle are numerous and these various permits will be applied for, as and when required, throughout the project life. The permitting approval process in Turkey for these required permits will range from two to twelve months, depending on the type of permit requested.

No endangered fauna species have been observed in the project area. Two endemic and critically endangered flora species have been identified, however these plants should be easily propagated by seed and a programme is being planned to nursery these plants. These plants do not actually occur in areas earmarked for disturbance/direct impact.

Detailed baseline studies have been completed to provide the required level of information for development and submission of the EIA with respect to air quality, noise, water quality, morphology, climate and soil. Surface water hydrology and hydrogeological studies are in progress. Traffic and socio-economic surveys are also planned; however preliminary data has been formulated.

As a result of the identification of the different activities carried out at the different stages of the Hod Maden Project (construction, operation, and closure) and the assessment of the various environmental impacts (physical, biotic, socioeconomic, and cultural), an environmental management strategy has been developed for the project. The environmental management strategy has been developed according to the following objectives:

●	ensuring that the operations developed by Artmin comply with the laws, regulations, ordinances, and environmental rules currently in force in Artvin province and Turkey;

●	preventing, controlling, minimising, and mitigating the negative environmental impact that may arise during the different project stages;

●	promoting the positive impact on the socioeconomic and technological areas, thus ensuring the participation of the local community in the achievements, under the concept of sustainable development.

Mining Operations, Infrastructure and Capital and Operating Costs

According to the Hod Maden Report, exploration, test work and study work to date has indicated that the exploitation of the Hod Maden Project is potentially economically viable.

The Hod Maden Project is at an early development stage and a considerable number of tasks need to be completed before advancing the project to production. It is expected that 2018 and 2019 will be taken up with completing further field investigation work, more metallurgical testing and a definitive feasibility study. In parallel with this, environmental permitting will be applied for, take-off agreements discussed, and funding sought. It is projected that an early works programme will be able to commence in 2019, which will involve camp construction and tunnelling. If this starts in Q3 2019, first ore presentation is scheduled for Q4 2021 (Yr -1), with processing targeted at Q1 2022 (Yr 1).

The implementation schedule developed for the Hod Maden Project has been based on a 76- week plant and infrastructure design and construction period, with the requirement that first concentrate will be produced in Week 82 and full nameplate production capacity will be reached by Week 94. The project execution schedule reflects the work required from detailed engineering, through construction to commissioning. The schedule assumes that there is a seamless advancement of the project between the various phases of project development.

It is envisaged that Artmin will appoint an engineering and construction company to execute the project on an EPC or EPCM basis, except for the development of the portals and declines.

The Hod Maden Report contemplates the Hod Maden Project as an underground mine utilizing mechanized methods include transverse and longitudinal long hole open stoping with paste backfill. The main area will be mined from the bottom up in primary and secondary stopes with expected mine production of 900,000 tonnes per annum and a total of 9.1 million tonnes of ore produced during the eleven-year mine life at an average life of mine mill feed grade of 8.9 grams per tonne gold and 1.4% copper, realising 2,030,000 ounces of gold and 122,800 tonnes of copper contained in concentrate. Ore processing contemplates a single stage crush, various stages of milling, bulk flotation roughing, various stages of copper cleaning and regrind to produce a single copper concentrate containing gold. That concentrate will be transported to the Hopa port located on the Black Sea in Turkey for shipment to smelting facilities. The mill will be built in the nearby Saliçor Valley to avoid contact with existing roads and housing. A tailings storage facility and waste dumps will be located on surface as will a main office, 120-person camp, laboratory, storage and water treatment facilities. Grid power is available on site and some workforce can be based out of nearby Artvin city.

The initial capital cost for the Hod Maden Project has been estimated at $272.0 million, including VAT and contingency, comprised of: (i) $204.0 million for all plant, infrastructure, energy, tailings dam, engineering and construction contractors and ancillary equipment; and (ii) $68.0 million for mining costs. Including sustaining capital and closure, the total capital cost for the life of the Hod Maden Project has been estimated to be $394.0 million. These costs include allowance for working capital or pre-operating costs during the construction to cover pre-operation, start-up of the infrastructure and equipment under the scope of Artmin (owner’s costs). As mentioned above, the base case economic model assumes a gold price of $1,300 per ounce and a copper price of $3.00 per pound.

Mining capital costs are based on owner underground mining and owner management and technical services and are estimated at $162.0 million, comprised of $68.0 million for initial capital and $94.0 million sustaining capital. Underground mining capital costs include the purchase of the mining fleet, major overhauls of the fleet, capital lateral and vertical development and underground infrastructure. Based on the current mine plan: (i) underground mining operating costs have been estimated to average $27.50 per tonne of ore for the life of mine; (ii) process plant operating costs have been estimated at $23.20 per tonne of ore for the life of mine; and (iii) general and administration costs, which includes the accommodation camp for a limited number of employees have been estimated at $10.50 per tonne of ore.

The Hod Maden Project has an estimated internal rate of return of 60% (pre-tax), 50% (post-tax), and an estimated payback period of 18 months (post-tax) post ore processing commencement, using a gold price of $1,300 per ounce and a copper price of $3.00 per pound.

Exploration and Development

With the release of the Hod Maden Report, the Hod Maden Project moves into the next stage of development. A gap analysis and trade-off studies on the Hod Maden Project were completed during the first quarter of 2019, which will contribute to the Feasibility Study work, which began during the second quarter of 2019. In conjunction with the Feasibility Study, an Environmental Impact Assessment has been submitted and a public participation meeting was successfully conducted as part of the permitting process. The Feasibility Study is currently underway and, due to COVID-19 related delays, is expected to be completed in the first half of 2021, with first production projected by the end of 2023. In conjunction with this study, a final Environmental Impact Assessment has been submitted and its approval is expected in the first half of 2021.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the Board of Directors. The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 29, 2021, 195,253,243 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Publicly Traded

During the financial year ended December 31, 2020 the Company has a series of warrants outstanding pursuant to which one (1) warrant entitled the holder to purchase one Common Share at a price of $4.00 until November 3, 2020 (previously defined in this AIF as the “2015 Warrants”) - the 2015 Warrants were listed and posted for trading on the TSX under the symbol “SSL.WT” until November 3, 2020, when they expired in accordance with their terms.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL”. On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE under the Company’s existing trading symbol “SAND”. None of the Company’s above-mentioned publicly traded warrants (SSL.WT) were listed and posted for trading on either the NYSE American or the NYSE.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2020	9.880	8.540	12,416,955
February 2020	10.370	7.700	11,589,909
March 2020	8.810	4.640	31,744,663
April 2020	11.640	7.020	17,291,783
May 2020	12.520	10.410	13,937,931
June 2020	13.080	10.540	13,787,115
July 2020	14.220	12.380	11,855,079
August 2020	13.600	11.150	11,389,765
September 2020	12.720	10.800	9,699,764
October 2020	11.610	9.690	6,841,164
November 2020	10.800	9.090	7,909,211
December 2020	9.940	8.970	5,612,657

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2020 was C$9.12 and on March 29, 2021 was C$8.56.

Warrants

SSL.WT

The following table sets forth information relating to the trading of the 2015 Warrants on the TSX for the most recently completed financial year until the date of their expiration (November 3, 2020).

Month	High (C$)	Low (C$)	Volume

January 2020	4.750	3.640	274,429
February 2020	5.200	2.640	433,331
March 2020	3.750	0.600	827,010
April 2020	6.090	2.600	499,491
May 2020	6.980	5.060	357,224
June 2020	7.600	5.170	232,030
July 2020	8.750	7.050	266,025
August 2020	8.300	5.950	168,739
September 2020	7.500	5.600	149,130
October 2020	6.310	4.100	438,772
November 1 – 3, 2020	4.650	2.670	71,859

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a Director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) (2) (3) British Columbia, Canada	Director since June 2009	Executive Chairman of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

David E. De Witt (1) (2) (3) British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Andrew T. Swarthout (1) (2) Arizona, United States	Director since March 2009	Director of Bear Creek Mining Corporation.
Mary L. Little (2) (3) Colorado, United States Vera Kobalia British Columbia, Canada	Director since June 2014 Director since June 2018	Independent geological consultant. AsiaGlobal Fellow at the University of Hong Kong.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance & Nominating Committee.
(3)	Member of the Compensation Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s Directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – President and Chief Executive Officer. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board of Directors and management in achieving success for the Company in its industry.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board of Directors and management in enhancing the Company’s Gold Stream and royalty portfolio.

John P.A. Budreski – Director. Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. Mr. Budreski has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

David E. De Witt – Chairman of the Board. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board of Directors. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.

Andrew T. Swarthout – Director. Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board of Directors and management.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd., on April 1, 2016, she became a director of Tinka Resources Ltd. and on May 14, 2018 she became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.) Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under NI 43-101. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

Vera Kobalia – Director. Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia has been a visiting lecturer at the European Academy of Diplomacy in Warsaw, Poland for the period from June 2015 to present. Ms. Kobalia is the founder of the “Coalition for Justice”, a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology. In 2019, Ms. Kobalia was recognized as one of Business in Vancouver’s Forty Under Forty award winners. The award highlights the achievements of B.C.’s outstanding young entrepreneurs, executives and professionals.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP

where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion-dollar multinational entities and co-authored several publications. On June 6, 2018, Mr. Kazemi became a director of Bear Creek Mining Corporation, a leading Peru-focused silver exploration and development company. In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board of Directors which is vital in managing the Company’s business.

As at March 29, 2021, the Directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,537,290 Common Shares, representing approximately 1.3% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such Directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)	is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who was a director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in the development of wind power and related generation facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst amalgamated with another entity and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any Director or officer of Sandstorm Gold, except that certain of the Directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a Director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no Directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2018, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2020 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Santa Elena Gold Stream. See “General Development of the Business - Mineral Interests - Santa Elena Gold Stream” for further details.

2.	The Copper Purchase Agreement and the Silver Purchase Agreement. See “General Development of the Business – Mineral Interests – Multi-Asset Stream Transaction with Yamana Gold Inc.” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

Ramon Mendoza Reyes, P. Eng., Vice President of Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine contained in this AIF.

Keith Laskowski, MSc., Vice President Technical Services for the Company, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the

Chapada Mine contained in this AIF, as well as all information of a scientific or technical nature contained in this AIF not otherwise reviewed and approved by any other named expert.

Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Cerro Moro Mine contained in this AIF.

Rodney Webster, M.AIG, Principal Geologist for AMC, Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC, Paul Newling, FAusIMM CP (Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekҫi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd Ști, prepared the Hod Maden Report and each a qualified person under NI 43-101. Each of Messrs. Webster, Hall, Newling and Ekmekҫi has reviewed and approved the scientific and technical disclosure relating to the Hod Maden Project contained in this AIF.

Each of the aforementioned firms or persons are independent of the Company (with the exception of Mr. Laskowski), and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Laskowski who, although no longer an employee of the Company as of January 1, 2021, is a consultant to the Company and retains his title of Vice President Technical Services for the Company.

Auditors

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 11, 2021 in respect of the Company’s consolidated financial statements as of December 31, 2020 and December 31, 2019 and for each of the years then ended and the Company’s internal control over financial reporting as of December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the NYSE listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been a Director of Bear Creek Mining Corporation since 2003. He was a director of Rio Cristal Resources Corporation from December 2006 to September 3013 and of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
2020 (December 31)	C$488,219	NIL	C$154,167	NIL
2019 (December 31)	C$381,185	NIL	C$40,913	C$1,690

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(2)	Fee for online IFRS accounting manual database.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated February 27, 2020 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which was prepared in connection with the Company’s 2020 annual meeting of shareholders held on April 15, 2020. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2020.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

I.          Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.          Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

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Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.       Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.       Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.	Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11.	Review with management and the external auditors the audit plan for the year-end financial statements.

12.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

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20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

21.	Review certification process.

22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23.	Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.

25.	The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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